RECEIVED

2007 MAR 13 A 11:20

United States Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3628
100 F Street, NE
Washington, D.C. 20549
United States of America

07021771

6 March 2007

Ladies and Gentlemen:

SUPPL

Re: Fiberweb plc (formerly Fiberweb Limited)
Rule 12g3-2(b) Exemption File No. 8235043

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of Fiberweb plc (the "Company"), enclosed for your attention are the documents listed in Annex A hereto.

These documents supplement the information previously provided with respect to the Company's exemption under Rule 12g3-2(b), which was established on December 6, 2006.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the United States Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the United States legal system.

Please do not hesitate to contact the undersigned at +44 (0)20 8439 8597 in the United Kingdom if you have any questions.

Thank you for your attention.

Yours faithfully

For and on behalf of
FIBERWEB PLC

PROCESSED
MAR 16 2007 B
THOMSON
FINANCIAL

E. Palmer

pp Lucille Dolor
Company Secretary

1. Announcements made via a Regulatory Information Service

Date	Announcement
28 December 2006	**Notification of Major Interests**
5 January 2007	Notification of Major Interests
10 January 2007	Notification of Major Interests
11 January 2007	Trading Update
12 Janury 2007	Notification of Major Interests
15 January 2007	Notification of Major Interests
16 January 2007	Notification of Major Interests
17 January 2007	Notification of Major Interests
23 January 2007	Notification of Major Interests
25 January 2007	Notification of Major Interests
1 February 2007	Notification of Major Interests
1 February 2007	Total Voting Rights
6 February 2007	Notice of Results
6 February 2007	Notification of Major Interests
8 February 2007	Notification of Major Interests
12 February 2007	Notification of Major Interests
14 February 2007	Notification of Major Interests
16 February 2007	Notification of Major Interests
20 February 2007	Notification of Major Interests
20 February 2007	Notification of Major Interests
20 February 2007	Notification of Major Interests
27 February 2007	Notice of Results
27 February 2007	Notification of Major Interests
27 February 2007	Notice of Dividend
~~1 March 2007~~	Notification of Major Interests
~~2 March 2007~~	Notification of Major Interests
~~6 March 2007~~	~~Notification of Major Interests~~

Details of all regulatory announcements for Fiberweb plc can be found on the London Stock Exchange website at

www.londonstockexchange.com

[and on the Fiberweb plc website at

www.fiberweb.com]

2. Documents filed with Companies House

Date	Document Type	Description
2007		
Feb 07	Form 353 – Annual Return	

Copies of documents filed at Companies House can be obtained from Companies House, Crown Way, Cardiff CF14 3UZ or through Companies House Direct at

www.direct.companieshouse.gov.uk

3. Documents published or sent to shareholders or filed with the UKLA viewing facility

Date	Description
	None

4. [Foreign filings

None

Copies of all the above documents may be obtained from the Company Secretary at the Company's Registered Office:

Fiberweb plc

1 Victoria Villas

Richmond on Thames

London TW9 2GW

Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Dividend
Released	17:00 27-Feb-07
Number	9782R

RNS Number:9782R
Fiberweb Plc
27 February 2007

27 February 2007

Fiberweb plc

Further to the announcement earlier today of its audited results for the year ended 31 December 2006, the Board of Fiberweb Plc recommends the payment of a final ordinary share dividend for 2006 of 3.95p net per share. Subject to shareholder approval, the dividend will be payable on 29 May 2007 to shareholders on the register at the close of business on 27 April 2007.

For further information, please contact:

Weber Shandwick Financial 020 7067 0700
James White

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

Go to market news section

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:09 27-Feb-07
Number	9535R

RNS Number:9535R
Fiberweb Plc
27 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if different from 3.) (iv):

Barclays Bank Trust Company Ltd

Barclays Capital Securities Ltd

Barclays Global Investors Ltd

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or

reached if different) (v):

23 February 07

6. Date on which issuer notified:

26 February 07

7. Threshold(s) that is/are crossed or reached:

7% to 8%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH06	9,514,150	9,514,150

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B1FMH06	9,851,180	0	9,851,180	0	8.05

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B) Number of voting rights	% of voting rights
9,851,180	8.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Bank Trust Company Ltd

Barclays Capital Securities Ltd

Barclays Global Investors Lt

Barclays Life Assurance Co Ltd

Barclays Stockbrokers Ltd

Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

....

15. Contact telephone number:

....

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Final Results
Released	07:01 27-Feb-07
Number	9102R

RNS Number:9102R
Fiberweb Plc
27 February 2007

Tuesday, 27th February 2007

Fiberweb plc
("Fiberweb")

FIBERWEB PLC AUDITED RESULTS FOR YEAR ENDED 31 DECEMBER 2006

Fiberweb is a leading international non-woven materials company with two primary business areas: Industrial and Hygiene. Fiberweb demerged from BBA Group plc and listed on the London Stock Exchange on 17 November 2006. Following several years of declining financial performance, a new management team initiated a turnaround programme during 2006.

Operational Highlights:

- Turnaround plan on track
- Results reflect significant restructuring achieved in 2006 with a charge of £97.1 million including impairments (cash £8.2 million)
- Industrial revenues grew by 5%, successfully commissioned new capacity in USA, Brazil and Germany
- Successful integration of Blowitex, a German roofing business acquired in March 2006
- Hygiene capacity reduced through closure of uncompetitive lines, particularly in USA
- Major hygiene investments in Mexico, Sweden and Italy on track for 2007 benefits
- Strengthened relationship with largest customer, Procter & Gamble, with new multi-year global agreements for the supply of hygiene spunbond and airlaid products

Financial Performance

£ MILLIONS (unless stated otherwise)	2006	2005
Results from underlying operations:		
Revenue	584.7	603.3
Underlying Operating Profit (1) (2)	27.5	47.9
Underlying Profit before Tax (2)	12.8	33.3
Adjusted Earnings per Share (3)	5.4p	19.3p
Results after restructuring and other non-recurring items:		
Operating (Loss)/Profit from Continuing Operations (Statutory)	(69.6)	34.8
Basic (Loss)/Earnings per share	(56.5)p	12.5p
Proposed Final Dividend	3.95p	-
Net Debt	165.3	242.3

(1) Operating profit includes a one-off benefit of £2.7m for costs not recharged

by BBA Group plc

(2) Underlying profit measures are before restructuring charges and non-recurring items, as set out in the Consolidated Income Statement attached

(3) Adjusted to exclude restructuring charges and non-recurring items as described in Note 9.

Commenting on today's announcement, Daniel Dayan, Fiberweb's Chief Executive said:

"Fiberweb's 2006 results reflect accelerated change and significant restructuring during an extended period of strategic uncertainty, culminating in the successful demerger. A comprehensive turnaround programme was initiated during 2006 to address the multi-year trend of declining performance and continued challenging market conditions. This programme focuses on growing our differentiated Industrial businesses whilst improving margins and competitiveness in Hygiene. Notwithstanding continued high raw material prices and limited visibility in the US housing market, we are confident that the measures we have put in place will deliver the desired improvements in performance."

- Ends -

Contacts

Fiberweb plc (27.02.07) 020 7067 0700

Daniel Dayan, Chief Executive Thereafter 0208 439 8594

Simon Bowles, Chief Financial Officer

Weber Shandwick Financial 020 7067 0700

Ian Bailey / Nick Dibden / James White

Demerger

Fiberweb's results are presented as if the group had always been in existence. They are based on the capital structure previously in place which is not representative of the capital structure and taxation after demerger. As a result, the 2006 interest and tax charges are not representative of future interest and tax charges.

Fiberweb PLC - Preliminary Results, 27th February 2007

Chairman's Statement

FINAL RESULTS 2006

I am delighted to report Fiberweb's final results. 2006 was an extremely busy year for the company, culminating in its demerger from BBA Group on 17 November 2006 and independent listing on the London Stock Exchange.

The Company initiated a substantial turnaround programme in April 2006 following several years of declining performance caused by increased competition, intensified pricing pressure and unprecedented cost increases for polymer raw materials and energy. We restructured several areas during the year, most notably the American hygiene business, closing uncompetitive lines to address changed market conditions. Largely as a result of this restructuring, revenues fell by 3% to £584.7 million (2005: £603.3 million). Underlying operating profits fell to £27.5 million representing an operating margin of 4.7% (2005: £47.9 million - 7.9%). The margin decline was due primarily to increased raw material and utility costs of c. £9.0 million, the previously reported £2.0 million impact of the power outage at our important plant in Old Hickory, Tennessee and the £1.7 million part-year costs of operating as a standalone PLC. In addition, continuing price and volume pressures had a significant effect on profitability. After adjusting for the one-off power outage and for PLC costs, operating margins improved by 0.5% in the second half of the year.

After net interest costs of £14.7 million (2005: £14.6 million), Fiberweb produced underlying profit before tax for continuing operations of £12.8 million (2005: £33.3 million). Adjusted earnings per share were 5.4 pence (2005: 19.3 pence). Exchange rates had little impact on the profit comparison with the prior period with the average dollar rate at $1.83 (2005: $1.82) and the euro unchanged at €1.46.

The restructuring charges of £97.1 million were incurred at a cash cost of £8.2 million, and resulted in operating losses from continuing operations of £69.6 million (2005: profit £34.8 million).

Capital expenditure of £53.7 million marked a substantial increase over recent years. Major new lines in Germany, Brazil and Mexico are now running while new lines in Sweden and Italy are currently being commissioned. We invested £2.8 million in an acquisition during the year to expand our European Industrial business. We continue to focus on improved cash generation and debt reduction.

Fiberweb's new Board and management are focused on the challenge of turning Fiberweb around and delivering improved performance.

Malcolm Coster, Chairman

Chief Executive's Review

Industrial

Our Industrial business serves a wide range of applications in a series of distinct sectors where we provide differentiated products. The major markets are filtration, fabric softener sheets, geosynthetics and housewrap, with North America currently the largest market. Notable brands include Reemay (filtration and fabric softener), Terram (geotextiles), BIDIM (roofing and geotextiles) and Typar (housewrap and landscape).

Industrial sales grew by 5% to £203.2 million (2005: £193.5 million) with underlying operating profit of £14.7 million (2005: £21.2 million). Profits fell due to losses in the (now-restructured) UK geotextiles business, the effect of the Old Hickory power outage, raw material cost increases and softness in landscape sales and construction margins.

In North America we believe that we continued to gain market share in housewrap despite the challenging environment caused by the widely-reported downturn in the US housing market.

Sales and margin improved in filtration due to improvements made in our customer service process, greater seasonal demand in the pool and spa market and an extended product range. In the air filtration market, focusing on automotive cabin air and clean room filtration, we expect to deliver further growth in 2007, with increasing requirements from customers for improved standards of air quality and water purity. Sales performance in the specialities sector, which includes fabric softener sheets, was satisfactory despite price pressures which restricted margins.

Our closure of uncompetitive lines allowed us to reduce sales in the low margin furniture and bedding sector. Revenue also declined in the landscape business due to increased competition in traditional channels. Alternative routes to market are being explored. A review of the manufacturing assets serving landscape markets led to the book value of a production line in the US being written down by £6.1 million.

During the year, our focus on improving customer service has begun to deliver rewards, stabilising operational performance and starting the turnaround in revenue. The introduction of a more accurate, automated product pricing system is making it easier for customers to place orders.

We are positioning ourselves for top line growth in the filtration market and focusing on improving our product and service offerings in construction, gaining further market share.

In Europe, revenue increased due to the acquisition in the first half of the year of Blowitex, a small German roofing business for £2.8 million, and the additional sales gained at Line 4 in Berlin during the second half of the year. We are pleased with the integration of the Blowitex business with our Berlin and Linotec operations and with the growth of sales of Linopore, our breathable film for roofing membrane applications. A shortage of US polyester capacity resulted in a decline in sales of imported polyester products in Europe.

In the UK we restructured Terram, our geotextiles and geosynthetics business, to address the impact of the increase in energy costs, raw materials and unfavourable currency movement which, combined with new capacity commissioned by competitors, made the majority of export sales unprofitable. By the end of 2006, our restructuring actions reduced manufacturing capacity by 35% and headcount by 33%, at an eventual cash cost of £1.0 million and impairment charges of £6.9 million. We have built a solid foundation for delivering improvement in margin and sales.

Hygiene

Fiberweb's hygiene business provides non-woven fabrics to major consumer goods companies around the world for applications in diapers, feminine hygiene, cosmetic and baby wipes. These are produced using three principal methods: spunbond, airlaid and spunlace.

Overview

In early 2006 it was clear that a number of Fiberweb's hygiene lines had become uncompetitive due to changing technical requirements and increasing raw material and energy costs. As a result, management initiated a significant restructuring programme which included the closure of four operating lines, in addition to the closure of the two Toronto lines announced in mid-2005, a 23% reduction in headcount and a reduction of £16.0 million in sales. This process was continued at the end of 2006 by a review of capacity in the European hygiene business which resulted in a further impairment charge of £5.0 million in respect of uncompetitive capacity.

As a result of this management action, overall sales declined in hygiene to £381.5 million (2005: £409.8 million). Underlying operating profit of £14.5 million (2005: £28.9 million) was affected by increases in raw material and utility costs coupled with line closures in preparation for investment in more competitive capacity. Price concessions to major customers during the year also had an impact on revenue, a continuing feature of this market.

Spunbond

We have extended and developed our high quality customer base, winning additional volumes, which should provide a stable platform for the future in both North America and Europe.

In North America our Washougal site, which produces specialist fabrics, predominantly for diaper use, closed two older, less efficient lines resulting in a staff reduction of about 50%. We have installed a new calendering system to launch new specialty hygiene products for a major customer and successfully transferred a key specialty product from Simpsonville to this site. The reorganisation at Simpsonville has resulted in two lines being closed, the organisational and management structure being streamlined and excess land and buildings being put up for sale. The former Toronto line has been successfully installed in Mexico and we are benefiting from increased output at this high-performing site.

In Europe, revenue fell as a result of a number of factors. Production ceased on Sweden Line 3 to allow installation of a new-technology 5.2 metre wide production line which will be completed in the first quarter of 2007, when increased capacity is expected to be in the region of 15%. The installation of the new line in Sweden has established the appropriate cost base to compete in the volume hygiene market.

In November, Fiberweb announced the disposal of its 50% interest in the Thai joint venture CNC, streamlining its presence in Asia. In the Asian hygiene market, capacity growth for spunbond polypropylene products outweighed market growth resulting in product price erosion; further competitor capacity is expected.

Airlaid

At our Tianjin, China facility we produce advanced airlaid material for use in disposable feminine hygiene products. A second airlaid line, utilising Chinese technology is currently under construction in Tianjin and is expected to be completed in the first quarter of 2008. This will result in additional annual capacity of around 10,000 tonnes.

In Europe, a new airlaid line is now being commissioned at the Korma site in Italy to produce around 10,000 tonnes of materials for use in feminine hygiene products and a significant proportion of its output is now contracted. Sales of Korma laminate products have gradually decreased during the year and we are actively seeking to replace the lost capacity on the Korma line with new business. Reflecting these losses, we impaired the value of the laminate line as part of the £5.0 million charge referred to above for now-uncompetitive European lines.

Wipes (Spunlace)

Conditions in the wipes market continue to be difficult, although we have halted the previous decline in volumes and have had success in winning additional volume from private label customers.

In Bethune, South Carolina, we reorganised the plant structure to reduce headcount by approximately one-third in response to the poor market conditions in the first half of the year that had resulted in Bethune going from being profitable in 2005 to making a loss in 2006. Factors which affected its performance include the loss of major volumes of wound-care products, considerable price pressures on hygiene wipes due to over-capacity in the market and failure by a major customer to increase its market share, resulting in volumes lower than expected. We expect that our excess capacity will be filled with private label wipes business from mid-2007.

At the time of the demerger we said we would conclude our strategic review of the wipes business during 2007. We are making solid progress in that review. In the meantime, management is focused on delivering ongoing operational improvements. We have made significant progress in further differentiating our manufacturing as well as our range of wipes products. We expect the private label volumes and the manufacturing advances to improve the profitability of the business in future.

Other

The Green Bay site which produces specialised components for feminine hygiene products, performed ahead of expectations and the new warehouse commissioned in the second half of the year will improve workflow efficiency. At Bethune, the closure of two thermal bond machines by the end of 2007 has been announced, with an impairment charge of £3.4 million.

Raw material costs

We continue to focus on a wide range of productivity initiatives to optimise yields and improve recycling, with the Old Hickory polyester recycling plant now successfully commissioned. Despite the background of falling oil prices, polypropylene and polyester raw material prices have remained consistently high. Average polypropylene prices in 2006 were 11% up on 2005 with the second half up 2% on the first half. We do not anticipate any softening of raw material prices in the near-term and remain focused on further improving process efficiencies and product differentiation to strengthen Fiberweb's competitive position.

Restructuring interest, tax and capital expenditure

Restructuring charges and other non-recurring items amounted to £97.1 million (2005: £13.1 million) and are detailed in Note 5 to the preliminary statement. This included restructuring write-downs of £36.9 million, asset impairments of £32.2 million and goodwill impairments of £14.6 million. Inclusive of tax and the non-cash loss on disposal of CNC, these items amounted to £ 75.9 million (2005: £8.3 million).

The net interest charge of £14.7 million was little changed (2005: £14.6 million).

The taxation charge of £6.2 million on underlying profit before tax was at an effective rate of 48%. This effective rate is significantly higher than is expected to be the case in future.

Capital expenditure during the period included £14.2 million in respect of industrial (2005: £9.9 million) and £39.0 million in hygiene (2005: £22.5 million).

Dividend

The Board is recommending a final dividend of 3.95 pence. The dividend is in line with the indication given in the demerger prospectus (where a notional interim dividend of 1.7 pence was indicated, giving a notional full year dividend of 5.65 pence) and reflects the Board's confidence in the Group's outlook and ability to deliver future growth.

Outlook

At the time of our demerger, we outlined the Board's turnaround plans for the Group, with an initial focus on reducing our cost base and enhancing returns through a variety of ongoing restructuring projects and process and product differentiation initiatives. During 2006 the most complex part of the North American hygiene restructuring was implemented and this business has now significantly improved both its operational effectiveness and underlying profitability.

Although polypropylene and polyester raw material prices remain high, we expect to continue to make progress in delivering on our turnaround plan. We expect progress to be weighted towards the second half of the year as we see the full benefit of the new capacity currently being commissioned, the private-label wipes volumes come on stream and there is greater stability in US construction markets. We will continue to build on our strong global market positions, with a particular focus on developing the well-differentiated Industrial business areas. Capital investment will continue at the high level seen in 2006, and will focus on delivering improved sales and margin growth in our Industrial business and further securing the competitiveness of the hygiene business. The Board remains confident that taken together, these measures will deliver the desired improvements in Fiberweb's financial and operational performance in 2007 and beyond.

Daniel Dayan, Chief Executive
27th February 2007

The financial information set out in the announcement does not constitute statutory financial statements for the years ended 31 December 2005 or 31 December 2006 within the meaning of section 240 of the Companies Act 1985, but is derived from the 2006 statutory financial statements, which have been reported on by the Company's auditors. As Fiberweb was demerged in November 2006, and Fiberweb plc came into existence in January 2006, there were no 2005 statutory financial statements. Statutory financial statements for 2006 will be delivered to the Registrar of Companies following the Company's Annual General Meeting. The auditors have reported on the 2006 financial statements; their report was unqualified and did not contain adverse statements under section 237 (2) or (3) of the Companies Act.

The financial information is prepared on the basis of accounting policies as stated in Note 2.

CONSOLIDATED INCOME STATEMENT
For the year ended 31st December 2006

	Note	2006 Underlying* £m	2006 Note i £m	2006 Total £m	2005 Underlying* £m	2005 Note i £m
Continuing operations						
Revenue	4	584.7	-	584.7	603.3	-
Cost of sales	5	(476.6)	(35.3)	(511.9)	(478.4)	(11.5)
Gross profit		108.1	(35.3)	72.8	124.9	(11.5)
Distribution costs		(45.9)	-	(45.9)	(44.5)	-
Administrative expenses		(36.5)	(14.6)	(51.1)	(34.8)	-
Other operating income		1.2	-	1.2	1.6	2.6
Share of profit of associates		0.6	-	0.6	0.7	-
Loss on disposal of associated undertaking	5	-	(1.6)	(1.6)	-	-
Restructuring costs	5	-	(45.6)	(45.6)	-	(4.2)
Operating (loss)/ profit from continuing operations	4,5	27.5	(97.1)	(69.6)	47.9	(13.1)
Investment income	6	0.4	-	0.4	1.5	-
Finance costs	6	(15.1)	-	(15.1)	(16.1)	-
(Loss)/ profit before tax		12.8	(97.1)	(84.3)	33.3	(13.1)
Income tax	7	(6.2)	21.2	15.0	(9.7)	4.8
(Loss)/ profit for the year	5	6.6	(75.9)	(69.3)	23.6	(8.3)
Attributable to:						
Equity holders of the parent		6.6	(75.9)	(69.3)	23.6	(8.3)

*Underlying trading results before items described in note i below
Note i: Restructuring costs and non-recurring items as set out in note 5 to the Consolidated Financial Statements

Earnings per share, attributable to the ordinary equity holders of the parent
From continuing operations:

Basic	9	(56.5)p
Diluted	9	(56.5)p

CONSOLIDATED BALANCE SHEET
As at 31st December 2006

	Note	2006 £m	2005 £m
Non-current assets			
Intangible assets:			
Goodwill	11	93.0	112.0
Licences	11	3.4	4.3
Property, plant and equipment	12	330.6	406.2
Investments in associates	13	1.4	7.9
Trade and other receivables	15	0.3	0.5
		428.7	530.9
Current assets			
Inventories	14	82.1	84.9
Trade and other receivables	15	97.4	111.3
Cash and cash equivalents	15	35.2	25.8
Corporation tax recoverable		2.0	0.9
		216.7	222.9
TOTAL ASSETS		645.4	753.8
Current liabilities			
Trade and other payables	16	(77.3)	(95.0)
Tax liabilities		(3.4)	(6.4)
Obligations under finance leases	17	(2.3)	(2.4)
Bank overdrafts and loans	19	(10.3)	(12.1)
Loan from former parent company	19	-	(237.7)
Provisions	21	(2.6)	(2.4)
		(95.9)	(356.0)
Net current assets/ (liabilities)		120.8	(133.1)
Non-current liabilities			
Bank loans	19	(183.5)	(9.4)
Other payables due after one year		(2.5)	(2.9)
Retirement benefit obligations	22	(23.2)	(27.5)
Obligations under finance leases	17	(4.4)	(6.5)
Deferred tax liabilities	23	(35.3)	(55.0)
Provisions	21	(3.6)	-
		(252.5)	(101.3)
TOTAL LIABILITIES		(348.4)	(457.3)

NET ASSETS		297.0	296.5
Equity attributable to equity holders of the parent			
Share capital	25	6.1	6.1
Share premium account	26	84.5	84.5
Merger reserve	26	93.5	93.5
Other reserve	26	93.1	86.3
Capital reserve	24, 26	0.1	-
Translation reserve	26	(1.3)	18.7
Hedging reserve	26	0.5	-
Retained earnings	26	20.5	7.4
TOTAL EQUITY	27	297.0	296.5

These financial statements were approved by the Board of Directors on 26th February 2007 and signed on its behalf by

D Dayan Chief Executive S Bowles Chief Financial Officer

CONSOLIDATED CASH FLOW STATEMENT
For the year ended 31st December 2006

	Note	2006 £m	2005 £m
Operating activities			
Net cash flows from operating activities	28	44.0	74.0
Investing activities			
Interest received		0.4	0.9
Purchase of property plant and equipment		(47.8)	(31.9)
Purchase of intangible assets		(0.6)	(0.1)
Proceeds from disposal of property, plant and equipment		0.8	-
Deferred consideration from prior year activities		-	(0.4)
Dividends received from associated undertakings		0.2	-
Proceeds on sale of associate		5.4	-
Acquisition of subsidiaries	29	(2.3)	-
Net cash outflow from investing activities		(43.9)	(31.5)
Financing activities			
Interest paid		(1.8)	(1.0)
Interest paid to related parties (net)	6	(5.9)	(13.9)
Interest element of finance leases paid		(0.3)	(0.3)
Bank facility fees paid		(1.2)	-
Dividends paid to related parties		(5.5)	(9.5)
(Repayment)/ drawdown of related party loans		(150.7)	1.3
Drawdown/ (repayment) of external loans		177.7	(5.2)
Decrease in finance leases		(2.3)	(2.3)
Increase/(decrease) in overdrafts		0.4	(11.8)
Net cash inflow/ (outflow) from financing activities		10.4	(42.7)
Net increase/(decrease) in cash and cash equivalents		10.5	(0.2)
Foreign exchange differences		(1.1)	(0.3)

Cash and cash equivalents at 1st January		25.8	26.3
Cash and cash equivalents at 31st December	15	35.2	25.8
Net debt at beginning of year		(242.3)	(255.5)
Increase/(decrease) in cash and cash equivalents		10.5	(0.2)
(Increase)/decrease in external loans		(177.3)	5.2
Bank loans acquired	29	(0.4)	-
Facility fees paid		1.2	-
Facility fees amortised		(0.1)	-
Decrease in finance leases		2.3	2.3
Decrease/(increase) in loans from former parent company		150.7	(1.3)
(Increase)/decrease in overdrafts		(0.4)	11.8
Loans waived by former parent company	26	90.0	-
Loans capitalised by former parent company	26	87.4	-
Non-cash transfer of subsidiary investments		(101.5)	-
Foreign exchange differences		14.6	(4.6)
Net debt at end of year		(165.3)	(242.3)
Comprising:			
Overdrafts		(0.6)	(0.2)
Bank loans		(194.3)	(21.3)
Less: unamortised prepaid facility fees		1.1	-
Loans from former parent company		-	(237.7)
Bank overdrafts and loans	19	(193.8)	(259.2)
Finance leases	17	(6.7)	(8.9)
Cash and cash equivalents	15	35.2	25.8
Net debt at end of year		(165.3)	(242.3)

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
For the year ended 31st December 2006

	Note	2006 £m	2005 £m
Exchange (losses)/gains on translation of foreign operations	26	(20.0)	18.7
Gain on interest rate swap	26	0.5	-
Capital contribution through waiver of net debt by former parent company	26	90.0	-
Actuarial losses on defined benefit pension schemes	22,26	(0.3)	(7.5)
Tax on items recognised directly in equity		-	2.8
Net income recognised directly in equity		70.2	14.0
(Loss)/profit for the year		(69.3)	15.3
Total recognised income for the year	27	0.9	29.3

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information

Fiberweb plc is a company incorporated in the United Kingdom on 22nd January 2006 under the Companies Act 1985. The Fiberweb Group ("Fiberweb" or "the Group") is an international group of businesses dedicated to the development, manufacturing and supply of specialist non-woven fabrics.

These financial statements are presented in pounds sterling because that is the currency of the ultimate parent company. Foreign operations are included in accordance with the policies set out in note 2.

2. Accounting policies

Basis of preparation

The consolidated financial statements are prepared on an historical cost basis, adjusted for certain derivative financial instruments which are stated at fair value.

The Company has elected to prepare its parent company financial statements in accordance with United Kingdom Generally Accepted Accounting Policies ("UK GAAP").

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs"). The financial statements have also been prepared in accordance with IFRSs adopted by the European Union ("EU") and therefore the Group financial statements comply with Article 4 of the EU IAS Regulation.

At the date of authorisation of these financial statements, the following Standards and Interpretations, which have not been applied in these financial statements, were in issue but not yet effective:

IFRS7: Financial Instruments: Disclosures
IFRS8: Operating Segments
IFRIC5: Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC8: Scope of IFRS2
IFRIC9: Reassessment of Embedded Derivatives
IFRIC10: Interim Reporting and Impairments
IFRIC11: IFRS2 - Group and Treasury Share Transactions
IFRIC 12: Service Concession Arrangement

The directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group, except for additional disclosures on capital and financial instruments when the relevant Standards come into effect for periods commencing on or after 1st January 2007.

On 17th November 2006, the Fiberweb businesses were demerged from BBA Group plc ("BBA" or "former parent company") and the ordinary shares of Fiberweb plc ("Fiberweb" or the "Company") were listed on the London Stock Exchange. As part of the demerger process, the Fiberweb businesses were reorganised under Fiberweb plc, still under the common control of BBA and therefore outside the scope of IFRS 3: Business Combinations ("IFRS 3"). In accordance with the guidance of FRS 6 "Acquisitions and Mergers", these consolidated financial statements have been presented as if the Fiberweb Group had existed independently from 1st January 2005.

As part of the demerger process, Listing Particulars were issued which included financial information for the Fiberweb businesses for the years ended 31st December 2004 and 31st December 2005, and the six months ended 30th June 2006, as if the reorganisation had taken place on 1st January 2004, including certain allocations of costs/losses and income/gains incurred by BBA on behalf of the

Fiberweb businesses. This financial information was prepared by aggregating the income, expenses, assets and liabilities of the companies and businesses of the Materials Technology Division of BBA that now form the Fiberweb Group, as if they had been part of the Fiberweb Group for all periods presented. Transactions and balances between companies and businesses forming part of the Fiberweb Group were eliminated.

Invested capital represented all capital and reserves movements with BBA and funding to and from BBA. Invested capital also included long term group funding and investments held by companies and businesses forming part of the Fiberweb Group in companies and businesses which were retained by BBA. When the demerger became effective, invested capital was replaced by share capital, a profit and loss account and other reserves. The comparative information presented here excludes certain charges and gains allocated to Fiberweb and certain legal entities included in the financial information presented in the Listing Particulars, but not legally incurred by or transferred to an entity of Fiberweb. Transactions and balances between the companies and businesses forming part of the Fiberweb Group and those retained by BBA are disclosed in note 31, Related Party Transactions.

The principal accounting policies used in the preparation of these financial statements are detailed below. These policies have been consistently applied to all periods presented.

Basis of consolidation

Subsidiaries are entities controlled by Fiberweb. Control exists when Fiberweb has the power, directly or indirectly, to govern the financial and operating policies of an entity to obtain economic benefit from its activities. The financial statements of subsidiaries are included in the Group's financial statements from the date that control commences until the date that control ceases in accordance with the acquisition method of accounting. Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used into line with those used by the Group.

For the purposes of these accounts, the subsidiaries transferred to Fiberweb as part of the demerger restructuring process have not been accounted for as acquired during the period, but have been presented as if they had been controlled by Fiberweb throughout the period.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Associated undertakings are those investments other than subsidiary undertakings where the Group is in a position to exercise a significant influence, typically through the participation in the financial and operating decisions of the investee. Investments in associated undertakings are stated at cost, plus the Group's share of post- acquisition reserves, less provision for impairment.

Business combinations

The acquisition of subsidiaries is accounted for using the purchase method. The cost of the acquisition is measured at the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued by the Group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognised at their fair value at the acquisition date.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the Group's interest in the net fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the cost of the business

combination, the excess is recognised immediately in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

Goodwill

Goodwill on acquisitions, being the excess of fair value of the consideration paid over the fair value of the net assets acquired, is capitalised and tested for impairment on an annual basis, or more frequently when there is an indication that there may be an impairment. For the purposes of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of the goodwill allocated to the unit and then to the other assets of the unit. An impairment loss recognised for goodwill is not reversed in subsequent periods.

On disposal of a subsidiary, associate or jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Goodwill arising on acquisitions before the date of transition to IFRSs has been retained at the previous UK GAAP amounts subject to being tested for impairment at that date. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.

Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable, and represents amounts receivable for goods supplied and services provided by the Group in the normal course of business, net of discounts, VAT and other sales related taxes and excluding intercompany transactions and sales by associated undertakings.

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Research and development expenditure

Research expenditure is charged against income in the year in which it is incurred. An internally-generated intangible asset arising from the Group's development expenditure is recognised only if the asset can be separately identified, it is probable that the asset will generate future economic benefits and the development costs of the asset can be measured reliably.

Share-based payments

Fiberweb operates two share-based compensation plans which are detailed in note 24. The equity-settled share-based payments under these schemes are measured at fair value at the date of grant. The fair value determined at the grant date is expensed on a straight line basis over the vesting period based on the Group's estimate of shares that will eventually vest.

No expense is recognised (and any previously recognised expense is reversed) for awards that do not ultimately vest, except where vesting is conditional upon a measure linked to Fiberweb plc's share price ("a market condition") or other market conditions. The likelihood of achieving the market condition is taken into account in the fair value and, therefore, the award is treated as vesting irrespective of whether or not the market condition is satisfied, provided that any other performance condition is met.

When an award is cancelled, it is treated as if it had vested on the date of

cancellation, and any expense not yet recognised for the award is recognised immediately in the income statement.

The cost of share-based compensation schemes is recognised as an expense within staff costs in the income statement.

Leases

Where assets are financed by lease agreements that give rights similar to ownership (finance leases), the assets are treated as if they had been purchased and the leasing commitments are shown as obligations to the lessors. The capitalisation values of the assets are written off on a straight line basis over the shorter of the periods of the leases or the useful lives of the assets concerned. The capital elements of future leases are recorded as liabilities, while the interest elements are charged to the income statement over the period of the leases to produce a constant rate of charge on the balance of capital payments outstanding.

For all other leases (operating leases), the rental payments are charged to the income statement on a straight line basis over the lives of the leases.

Post-retirement benefits

Payments to defined contribution retirement benefit schemes are charged as an expense as they fall due.

For defined benefit retirement benefit schemes, the cost is determined using the Projected Unit Credit Method, with actuarial valuations being carried out annually on 31st December. Actuarial gains and losses are recognised in full in the period in which they occur. They are recognised outside profit or loss and presented in the statement of recognised income and expense.
Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight line basis over the average period until the benefits become vested.

The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service costs, and reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Retirement benefit scheme contribution levels are determined by valuations undertaken by independent qualified actuaries.

Treasury

Transactions in foreign currencies are translated into Sterling at the rate of exchange at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are recorded at the rates of exchange prevailing at that date. Any gain or loss arising from a change in exchange rates subsequent to the date of transaction is recognised in the income statement. Where monetary assets and liabilities have been designated effective hedges against net investments in foreign operations, the exchange gains and losses arising on those assets and liabilities are taken directly to reserves.

The income statements of overseas operations are translated into Sterling at the average exchange rates for the year and their balance sheets are translated into Sterling at the exchange rates ruling at the balance sheet date. All exchange differences arising on consolidation are taken to reserves, subject to the requirements of IAS 21 "The Effect of Changes in Foreign Exchange Rates". All other translation differences are taken to the income statement.

Derivative financial instruments have been accounted for and presented under IAS 39 "Financial Instruments: Recognition and Measurement". Derivative financial instruments utilised by the Group comprise foreign exchange contracts, interest

rate swaps and commodity derivatives. All such instruments are used for hedging purposes to manage the risk profile of an underlying exposure of the Group in line with the Group's risk management policies. All derivative instruments are recorded on the balance sheet at fair value. Recognition of gains or losses on derivative instruments depends on whether the instrument is designated as a hedge and the type of exposure it is designed to hedge.

The effective portion of gains or losses on hedges is deferred in the hedging reserve until the impact from the hedged item is recognised in the income statement. The ineffective portion of such gains and losses is recognised in the income statement immediately.

Changes in the fair value of the derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Operating profit

Operating profit is stated after charging restructuring costs and after the share of results of associates but before investment income and finance costs (see note 5).

Taxation

The charge for taxation is based on the profit for the year and takes into account taxation deferred due to temporary differences between the treatment of certain items for taxation and accounting purposes.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases in the computation of taxable profit, and is accounted for using the balance sheet liability method.

No provision is made for temporary differences on unremitted earnings of foreign subsidiaries, joint ventures or associates where the Group has control and the reversal of the temporary difference is not foreseeable.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised based on tax rates that have been enacted or substantially enacted at the balance sheet date. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited to equity, in which case the deferred tax is also dealt with in equity.

Property, plant and equipment

Property, plant and equipment is stated in the balance sheet at cost less accumulated depreciation and provision for impairment. Depreciation is provided on the cost or valuation of property, plant and equipment less estimated residual value and is calculated on a straight line basis over the following estimated useful lives of the assets:

Land	not depreciated
Building	40 years maximum
Plant and Machinery (including essential commissioning costs)	3-18 years

Tooling, vehicles, computer and office equipment are categorised within Plant and Machinery.

Finance costs which are directly attributable to the construction of major items of property, plant and equipment are capitalised as part of those assets. The

commencement of capitalisation begins when both finance costs and expenditures for the asset are being incurred and activities that are necessary to get the asset ready for use are in progress. Capitalisation ceases when substantially all the activities that are necessary to get the asset ready for use are complete.

Intangible assets excluding goodwill

Licenses are shown at amortised cost. Amortisation provided on the cost of licenses is calculated on a straight line basis over the useful life of the licenses.

Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Computer software is capitalised on the basis of the costs incurred to acquire and bring to use the specific software. Amortisation is provided on the cost of software and is calculated on a straight line basis over the useful life of the software.
The Group makes an assessment of the fair value of intangible assets arising on acquisitions. An intangible asset will be recognised as long as the asset is separable or arises from contractual or other legal rights, and its fair value can be measured reliably. Amortisation is provided on the fair value of the asset, excluding goodwill, and is calculated on a straight line basis over its useful life.

Impairment of tangible and intangible assets excluding goodwill

At each balance sheet date, the Group reviews the carrying value of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. An intangible asset with an indefinite life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount. An impairment loss is recognised immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognised as income immediately.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost comprises the cost of raw materials and an appropriate proportion of labour and overheads in the case of work in progress and finished goods. Cost is calculated on a first in first out basis. Provision is made for slow moving or obsolete inventory as appropriate.

Financial instruments

Financial assets and financial liabilities are recognised on the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Trade receivables

Trade receivables do not carry any interest and are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.

Financial liabilities and equity

Financial liabilities and equity instruments are classified according to the substance of the contractual arrangements entered into. An equity instrument is any contract that evidences a residual interest in the assets of the Group after deducting all of its liabilities.

Bank borrowings

Interest-bearing bank loans and overdrafts are recorded at the proceeds received, net of direct issue costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are accounted for on an accrual basis to the profit and loss account using the effective interest method and are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Trade payables

Trade payables are not interest bearing and are stated at their nominal value.
Equity instruments

Equity Instruments

Equity instruments issued by the Company are recorded at the proceeds received net of direct issue costs.

Critical accounting judgements and key sources of estimation uncertainty

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

The judgements used by management in the application of the Group's accounting policies in respect of these key areas of estimation are considered to be the most significant.

Impairment of goodwill and tangible fixed assets

Determining whether goodwill or tangible fixed assets are impaired requires an estimation of the value in use of the cash-generating units to which the goodwill has been allocated or the individual assets. The value in use calculation requires the entity to estimate future cash flows expected to arise from the cash-generating unit or asset and a suitable discount rate in order to calculate present value. The carrying amount of goodwill and tangible fixed assets at the balance sheet date was £93.0 million (2005: £112.0 million) and

£330.6 million (2005: £406.2 million) respectively. Details regarding the goodwill and tangible fixed asset carrying value and assumptions used in carrying out the impairment reviews are provided in notes 11 and 12.

Pensions and other post-retirement benefits

Determining the present value of future obligations of pension and other post-retirement benefit schemes requires an estimation of future mortality rates, future changes in employee benefits and length of service. These assumptions are determined in association with qualified actuaries. The net pension liability related to defined benefit type schemes at the balance sheet date was £23.2 million (2005: £27.5 million). Details regarding the carrying value and assumptions used in arriving at the carrying value are provided in note 22.

3. Group results post incorporation

Fiberweb plc was incorporated on 22nd January 2006. During 2006, the Group generated underlying profit before tax of £1.7 million in the period prior to incorporation and £11.1 million in the period post incorporation. All restructuring costs and non-recurring items occurred in the period after the incorporation of Fiberweb plc (see note 5).

4. Segmental information

The Group's primary segments are geographic on the basis of the underlying operational management structure and reporting hierarchy. The geographic segments then comprise businesses supplying the Hygiene and Industrial non-wovens markets. All segments include operations consisting of the manufacture and sale of non-woven materials.

Geographical segments

	Europe £m	North America £m	Rest of World £m	Eliminations £m	Total £m
2006					
External sales by origin	270.1	275.4	39.2	-	584.7
External sales by destination	249.6	277.9	57.2	-	584.7
Inter-segment sales	9.1	12.5	0.5	(22.1)	-
Underlying operating profit	16.2	7.4	3.9	-	27.5
Restructuring costs and other non-recurring items	(31.2)	(64.2)	(1.7)	-	(97.1)
Segment result*	(15.0)	(56.8)	2.2	-	(69.6)
Investment income					0.4
Finance costs					(15.1)
Loss before tax					(84.3)
Tax					15.0
Loss for the year					(69.3)

*Segment result includes £0.1 million profit of associates within Europe (2005: £0.2 million) and £0.5 million within Rest of World (2005: £0.5 million) respectively.

Other information	Europe £m	North America £m	Rest of World £m	Total £m
Capital additions	26.2	23.4	4.1	53.7
Depreciation and amortisation	17.2	18.0	3.2	38.4
Impairment losses recognised in profit or loss	4.4	27.8	-	32.2
Asset write downs recognised in profit or loss	11.4	25.6	0.5	37.5
Balance sheet				
Assets:				
Segment assets, excluding corporation tax recoverable	307.9	281.6	52.5	642.0
Interests in associates	1.4	-	-	1.4
Consolidated total assets, excluding corporation tax recoverable	309.3	281.6	52.5	643.4
Unallocated corporate assets				2.0
Consolidated total assets				645.4
Liabilities:				
Segment liabilities, excluding tax liabilities and debt	54.2	50.8	4.2	109.2
Unallocated corporate liabilities				239.2
Consolidated total liabilities				348.4

Geographical segments

	Europe £m	North America £m	Rest of World £m	Eliminations £m	Total £m
2005					
External sales by origin	276.9	290.8	35.6	-	603.3
External sales by destination	258.7	297.5	47.1	-	603.3
Inter-segment sales	11.3	6.0	3.1	(20.4)	-
Underlying operating profit	26.6	16.7	4.6	-	47.9
Restructuring costs and other non-recurring items	(1.8)	(11.2)	(0.1)	-	(13.1)
Segment result from continuing operations*	24.8	5.5	4.5	-	34.8
Investment income					1.5
Finance costs					(16.1)
Profit before tax					20.2
Tax					(4.9)
Profit for the year					15.3

*Segment result includes £0.2 million profit of associates within Europe and £0.5 million within Rest of World respectively.

Other information

	Europe £m	North America £m	Rest of World £m	Total £m
Capital additions	11.9	17.0	3.5	32.4
Depreciation and amortisation	18.8	21.6	3.3	43.7
Impairment losses recognised in profit or loss	0.3	11.2	-	11.5
Asset write downs recognised in profit or loss	0.4	1.4	1.2	3.0
Balance sheet				
Assets:				
Segment assets, excluding corporation tax recoverable	308.0	375.3	61.7	745.0
Interests in associates	1.4	-	6.5	7.9
Consolidated total assets, excluding corporation tax recoverable	309.4	375.3	68.2	752.9
Unallocated corporate assets				0.9
Consolidated total assets				753.8
Liabilities:				
Segment liabilities, excluding corporation tax and debt	47.3	67.3	13.2	127.8
Unallocated corporate liabilities				329.5
Consolidated total liabilities				457.3

Business segments

	Hygiene £m	Industrial £m	Unallocated Corporate £m	Total £m
2006				
External sales by origin	381.5	203.2	-	584.7
Underlying operating profit	14.5	14.7	(1.7)	27.5
Restructuring costs and other non-recurring items	(82.8)	(14.3)	-	(97.1)
Segment result from continuing operations*	(68.3)	0.4	(1.7)	(69.6)
Capital additions	39.0	14.2	0.5	53.7
Assets	443.8	178.6	21.0	643.4
Depreciation and amortisation	29.0	9.4	-	38.4

Business segments

	Hygiene £m	Industrial £m	Unallocated Corporate £m	Total £m

2005				
External sales by origin	409.8	193.5	-	603.3
Underlying operating profit	28.9	21.2	(2.2)	47.9
Restructuring costs and other non-recurring items	(12.6)	(0.5)	-	(13.1)
Segment result from continuing operations*	16.3	20.7	(2.2)	34.8
Capital additions	22.5	9.9	-	32.4
Assets	541.1	205.7	6.1	752.9
Depreciation and amortisation	34.6	9.1	-	43.7

*Segment result includes £0.7 million profit of associates within Hygiene and £nil within Industrial respectively.

All sales arise from the sale of goods.

5. Profit / (loss) for the year

Profit/ (loss) for the year is stated after charging/ (crediting):

	Note	2006 £m	2005 £m
Net foreign exchange gains		(0.2)	(0.5)
Research and development costs		8.8	7.1
Depreciation of property, plant and equipment	12	37.2	42.6
Impairment and write downs of property, plant and equipment	12	69.7	14.5
Amortisation of intangible assets (included in administration expenses)	11	1.2	1.1
Impairment of goodwill	11	14.6	-
Total depreciation and amortisation expense		122.7	58.2
Total employee costs	10	101.1	97.1
Cost of inventories recognised as an expense		474.8	478.3
Write downs of inventories recognised as an expense:			
- underlying		1.8	0.1
- non-recurring		0.4	-
Total write downs of inventories recognised as an expense		2.2	0.1

Restructuring costs and other non-recurring items included within statutory operating profit amounted to £97.1 million (2005: £13.1 million). The main items included within this are:

- Non-recurring cost of sales £35.3 million (2005: £11.5 million). This includes a £21.0 million impairment charge in relation to a small number of Fiberweb wipes lines, arising as a result of pressure on margins due to overcapacity and increased competition in the wipes market in Europe and North America. It also includes £3.2 million of impairment in relation to

the cotton bleaching business at Griswoldville, which reflects the impact of increased competitive pressures, principally arising from cheaper imports. The Group has also recognised a charge of £6.1 million in respect of surplus capacity in the Fiberweb North America industrial business in the face of a softening in the US construction market and a charge of £5.0 million in respect of some European hygiene lines written down, as the cost effectiveness of the older technology adversely affects the price competitiveness, and therefore the future sales potential, of the products. The 2005 charge relates to the impairment of production lines within the Fiberweb North America hygiene business; these impairments arose as a result of the negative impact on margins of increased energy costs and polypropylene prices, and due to changes in customer demands for specialist products.

- Non-recurring other operating income £nil (2005: £2.6 million). The 2005 income primarily relates to a curtailment gain on a post-retirement medical benefit scheme, following the amendment of member benefits.

- Non-recurring administrative expenses £14.6 million (2005: £nil). This represents the impairment of goodwill relating to Tecnofibra. This impairment arises as a result of pressure on margins due to overcapacity and increased competition in the wipes market in Europe.

- Restructuring costs £45.6 million (2005: £4.2 million). This includes line and asset write downs of £26.7 million and severance and other closure costs of £11.0 million associated primarily with the rationalisation of the North American hygiene business. It also includes a charge of £7.9 million in relation to line and asset impairment and redundancy costs at Terram, where restructuring is underway to close one of the company's two production lines in response to increased utility and polymer costs and price pressure caused by new capacity commissioned by two competitors. The 2005 charge of £4.2 million principally comprises rationalisation in Fiberweb USA and Sweden.

- Loss of £1.6 million (2005: £nil) on disposal of associate CNC Thailand.

The analysis of auditors' remuneration is as follows:

	2006 £m	2005 £m
Audit services		
Fees payable to the company's auditors for the audit of the company's annual accounts	1.0	0.7
Total	1.0	0.7

The Company audit fee is included within the Group audit fee in the current year and cannot be separately identified.

Fees payable to Deloitte & Touche LLP for non-audit services were £50,000 (2005: £10,000) in respect of taxation services.

6. Investment income and finance costs

	2006 £m	2005 £m

Interest on bank deposits	0.4	1.1
Changes in fair value of derivatives held for trading	-	0.4
Total investment income	0.4	1.5
Interest on bank loans and overdrafts	(2.4)	(1.2)
Interest on obligations under finance leases	(0.3)	(0.3)
Interest on loans from the former parent company	(12.1)	(13.9)
Net finance expense from pension schemes (note 22)	(1.0)	(0.9)
Other finance costs	(0.1)	-
	(15.9)	(16.3)
Less: amounts included in the cost of qualifying assets	0.8	0.2
Total finance costs	(15.1)	(16.1)

Borrowing costs included in the cost of qualifying assets during the year arose on the general borrowing pool and are calculated by applying a capitalisation rate to expenditure on such assets in the range of 2.7% to 4.5%, according to the interest rates applicable to the relevant countries incurring the costs.

Interest payable of £12.1 million (2005: £13.9 million) on loans from the former parent company includes an amount of £6.2 million (2005: £nil) which was capitalised as part of the pre-demerger restructuring of these loans, leaving an amount of £5.9 million (2005: £13.9 million) that was paid prior to the demerger.

7. Taxation

	2006 £m	2005 £m
Current tax		
Current income tax charge on underlying activities	4.3	7.6
Current income tax credit on non-recurring activities	(0.3)	-
Adjustments in respect of previous periods	(1.0)	(0.4)
Deferred tax		
Origination and reversal of temporary differences on underlying activities	3.0	2.8
Origination and reversal of temporary differences on non-recurring activities	(20.9)	(4.8)
Adjustments in respect of previous periods	(0.1)	(0.3)
Income tax (credit)/ expense for the year	(15.0)	4.9

Current tax all relates to overseas operations. All of the income tax relates to continuing operations. Domestic income tax is calculated at 30% (2005: 30%) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

The total income tax (credit)/expense for the year can be reconciled to the total accounting profit as follows:

	2006 £m	2005 £m
(Loss)/profit before tax:		
Continuing operations	(84.3)	20.2
Blended tax rate	39.8%	28.2%
(Loss)/profit before tax multiplied by the blended rate	(33.6)	5.7

Effects of:		
Share of results of associates	0.3	(0.1)
Expenses not deductible for tax purposes	7.0	1.9
Items on which deferred tax has not been recognised	3.0	(1.1)
Adjustments in respect of previous periods	(1.1)	(0.7)
Surrender of losses to former parent company	9.4	0.7
Tax rate changes	-	(1.5)
Tax (credit)/ expense for the year	(15.0)	4.9
Overall effective tax rate	17.8%	24.3%
Effective tax rate on underlying losses/profits	48.4%	29.1%

The applicable tax rate of 39.8% (2005: 28.2%) represents a blend of the tax rates of the jurisdictions in which taxable profits have arisen. The change on prior year is due to a change in the proportion of taxable profits that have arisen in each jurisdiction.

In addition to the income tax expense charged to profit or loss, a net £nil million (2005: £2.8 million) has been charged to equity in the period, comprising an offsetting £0.2 million credit to equity in the period in respect of actuarial losses on pensions and a £0.2 million charge to equity in the period in respect of fair value adjustments on financial instruments.

The underlying effective tax rate of 48.4% is high as a result of certain deferred tax assets not having been recognised because their ultimate recoverability is not sufficiently assured.

8. Dividends

	2006 £m	2005 £m
Amounts recognised as distributions to equity holders in the period:		
Dividends paid to former parent company prior to the demerger	5.5	9.5
Proposed final dividend for the period ended 31st December 2006 of 3.95 pence (2005: nil) per share	4.8	-

The proposed final dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these financial statements.

9. Earnings per share

	Continuing operations	
Earnings	2006 £m	2005 £m
Basic and diluted:		
(Loss)/profit for the period - basic earnings attributable to ordinary shareholders	(69.3)	15.3
Restructuring costs and non-recurring items	97.1	13.1
Tax on restructuring costs and non-recurring items	(21.2)	(4.8)
Adjusted earnings	6.6	23.6

Number of shares

Weighted average number of 5p ordinary shares:

For basic earnings per share	122,440,375	122,440,375
For diluted earnings per share	122,440,375	122,440,375
Earnings per share		
Basic:		
Adjusted	5.4p	19.3p
Unadjusted	(56.5)p	12.5p
Diluted:		
Adjusted	5.4p	19.3p
Unadjusted	(56.5)p	12.5p

Adjusted earnings per share is shown calculated on earnings before restructuring costs and non-recurring items because the directors consider this gives a better indication of underlying performance.

The number of ordinary shares in issue immediately after the demerger has been used as the weighted average number for the period prior to demerger.

10. Employees

	2006 Number	2005 Number
Average monthly number (including executive directors)		
By region		
Europe	1,311	1,269
North America	1,327	1,355
Rest of World	310	295
	2,948	2,919
By market		
Hygiene	1,936	2,086
Industrial	1,012	833
	2,948	2,919
	£m	£m
Employment costs		
Wages and salaries	81.2	80.4
Social security costs	16.5	15.8
Pension costs (note 22)	3.3	0.9
Expense of share-based payments (note 24)	0.1	-
	101.1	97.1

11. Intangible assets

	Goodwill £m	Licences £m	Total £m
Cost			
At 1st January 2005	106.6	5.9	112.5
Exchange adjustments	4.7	0.4	5.1
Acquisitions in prior years	0.7	-	0.7
Additions	-	0.1	0.1
At 1st January 2006	112.0	6.4	118.4

Exchange adjustments	(7.4)	(0.5)	(7.9)
Acquisitions	2.6	-	2.6
Additions	-	0.6	0.6
At 31st December 2006	107.2	6.5	113.7
Amortisation and impairment			
At 1st January 2005	-	(1.0)	(1.0)
Exchange adjustments	-	-	-
Charge for the year	-	(1.1)	1.1
At 1st January 2006	-	(2.1)	(2.1)
Exchange adjustments	0.4	0.2	0.6
Charge for the year	(14.6)	(1.2)	(15.8)
At 31st December 2006	(14.2)	(3.1)	(17.3)
Carrying amount:			
31st December 2006	93.0	3.4	96.4
31st December 2005	112.0	4.3	116.3

Licences are amortised over the period to which they relate, which is on average five years.

Goodwill acquired in a business combination is allocated, at acquisition, to the cash- generating units ("CGUs") that are expected to benefit from the business combination. The carrying amount of goodwill had been allocated as follows:

	2006 £m	2005 £m
Veratec	48.2	52.5
Tecnofibra	-	14.5
Tenotex	22.3	22.7
US Industrial (Reemay and Superior)	13.9	15.9
AQF	5.0	5.7
Other - several CGUs	3.6	0.7
	93.0	112.0

The £0.7 million goodwill arising in the year ended 31st December 2005 in respect of acquisitions in prior years results from the finalisation of fair value exercises.

The business tests goodwill for impairment annually or more frequently if there are indications that goodwill might be impaired.

The recoverable amounts of the CGUs are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding the discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling prices and direct costs are based on past practices and expectations of future changes in the market.

The business prepares cash flow forecasts derived from the most recent financial budgets approved by management and extrapolates cash flows for the following years based on an estimated growth rate of up to 2.5%. This rate does not exceed the average long-term growth rate for the relevant markets. The rate used to

discount the forecast cash flows is 10%.

12. Property, plant and equipment

	Land & Buildings £m	Fixtures & Equipment £m	Total £m
Cost or valuation			
At 1st January 2005	112.3	528.7	641.0
Exchange adjustments	4.7	22.9	27.6
Additions	4.8	27.5	32.3
Disposals	-	(1.1)	(1.1)
Other asset write downs	-	(6.2)	(6.2)
At 1st January 2006	121.8	571.8	693.6
Exchange adjustments	(8.2)	(33.1)	(41.3)
Acquisition of businesses	0.7	0.8	1.5
Additions	7.4	45.7	53.1
Disposals	(0.1)	(0.9)	(1.0)
Transfers between categories	2.3	(2.3)	-
Asset write downs in respect of non-recurring items	(6.2)	(94.8)	(101.0)
Other asset write downs	-	(0.8)	(0.8)
At 31st December 2006	117.7	486.4	604.1
Accumulated depreciation and impairment			
At 1st January 2005	(26.9)	(200.3)	(227.2)
Exchange adjustments	(1.9)	(8.5)	(10.4)
Depreciation charge for the year	(3.8)	(38.8)	(42.6)
Disposals	-	1.1	1.1
Impairments	-	(11.5)	(11.5)
Other asset write downs	0.1	3.1	3.2
At 1st January 2006	(32.5)	(254.9)	(287.4)
Exchange adjustments	2.8	15.7	18.5
Depreciation charge for the year	(4.0)	(33.2)	(37.2)
Disposals	-	0.5	0.5
Impairments	(5.6)	(26.6)	(32.2)
Transfers between categories	(0.6)	0.6	-
Asset write downs in respect of non-recurring items	3.1	61.0	64.1
Other asset write downs	-	0.2	0.2
At 31st December 2006	(36.8)	(236.7)	(273.5)
Carrying amount:			
31st December 2006	80.9	249.7	330.6
31st December 2005	89.3	316.9	406.2

Capital commitments	2006 £m	2005 £m
Capital expenditure contracted for but not provided	3.6	6.9

The carrying amount of the Group's fixtures and equipment includes an amount of £8.9 million (2005: £8.9 million) in respect of assets held under finance leases.

Where assets have been impaired the recoverable amount has been determined by reference to its value in use, estimated using a discount rate of 10.0%.

Asset write downs of £36.9 million (2005: £ nil) in respect of non-recurring items relating to the restructuring and non-recurring items are discussed in detail in note 5.

13. Interests in associates

	2006 £m	2005 £m
Cost of investment in associates	2.5	7.8
Share of post acquisition profit, net of dividends received	(1.1)	0.1
	1.4	7.9

In November 2006, the Group sold its 50% undertaking in CNC International Co. Ltd for £5.4 million/US$10.2 million. The Group recognised a book loss of £1.6 million on the transaction. Proceeds from the sale were used to repay part of the revolving credit facility drawn down by Fiberweb on demerger.

The names and interests in major associated undertakings and joint ventures are shown in note 32.

Aggregated amounts relating to associates:

	2006 £m	2005 £m
Total assets	4.5	24.3
Total liabilities	(1.1)	(10.4)
Net assets	3.4	13.9
Revenue	21.0	22.6
Profit for the year	1.6	1.5
Business share of profit for the year	0.6	0.7

14. Inventories

	2006 £m	2005 £m
Raw materials	29.7	31.7
Work-in-progress	12.1	8.7
Finished goods	40.3	44.5
	82.1	84.9

15. Other financial assets

Trade and other receivables

	2006 £m	2005 £m
Trade receivables	75.8	92.6
Amounts owed by related parties	4.5	4.1
Other receivables, prepayments and accrued income	17.1	14.6

Trade and other receivables due within one year	97.4	111.3
Trade and other receivables due after one year	0.3	0.5
	97.7	111.8

The average credit period taken on sales of goods is 48 days (2005: 57 days). No interest is charged on the receivables paid within their due date. Thereafter, the seller reserves the right to charge interest on the overdue outstanding balance at rates ranging from 1.5% to 4% above the bank base interest rate of the relevant jurisdiction. An allowance has been made for estimated irrecoverable amounts from the sale of goods of £1.3 million (2005: £2.2 million). This allowance has been determined by reference to past default experience.

The directors consider that the carrying amount of trade and other receivables approximates their fair value. Amounts owed by related parties comprise amounts owed by the former parent company and include £3.5 million (2005: £3.5 million) in respect of indemnities provided for corporation tax liabilities in accordance with the terms of the Demerger Agreement.

Cash and cash equivalents

	2006 £m	2005 £m
Bank balances	34.6	25.8
Short term bank deposits not repayable on demand	0.6	-
Cash and cash equivalents	35.2	25.8

Cash and cash equivalents comprise cash held by the business and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value.

Credit risk

The Group's principal financial assets are bank balances and cash, trade and other receivables and investments. The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The Group's credit risk is primarily attributable to its trade receivables. The amounts presented in the balance sheet are net of allowances for doubtful receivables. An allowance for impairment is made where there is an identified loss event which, based on previous experience, is evidence of a reduction of the cash flows.

The Group has some concentration of credit risk. However the Group's major customers have high credit ratings, and therefore the directors do not believe that this creates a significant risk exposure.

16. Trade and other payables

	2006 £m	2005 £m
Trade payables	48.6	57.6
Other taxation and social security	3.2	2.4
Amounts owed to former parent company	-	14.9
Other payables	17.5	11.4
Accruals and deferred income	8.0	8.7

	77.3	95.0

The directors consider that the carrying amount of trade and other payables approximates their fair value.

17. Obligations under finance leases

	Minimum lease payments		Present value of minimum lease payments	
	2006 £m	2005 £m	2006 £m	2005 £m
Amounts payable under finance leases:				
Within one year	2.6	2.7	2.3	2.4
In the second to fifth years inclusive	4.6	7.0	4.4	6.5
	7.2	9.7	6.7	8.9
Less: future finance charges	(0.5)	(0.8)	n/a	n/a
Present value of lease obligations	6.7	8.9	6.7	8.9
Less: amounts due for settlement within one year (shown under current liabilities)			(2.3)	(2.4)
			4.4	6.5

It is the Group's policy to lease certain of its fixtures and equipment under finance leases. The average lease term is seven years. For the year ended 31st December 2006, the average effective borrowing rate was 4.0% (2005: 2.7%). Interest rates are fixed at the contract date or vary based on prevailing interest rates.

Finance lease obligations are denominated in the following currencies: Euros £2.0 million (2005: £3.0 million) and Swedish Krona £4.7 million (2005: £5.9 million).

The fair value of the Group's lease obligations approximates their carrying amount.

Obligations under finance leases are secured by the lessors' charges over the leased assets.

18. Operating lease arrangements

The Group as lessee

	2006 £m	2005 £m
Minimum lease payments under operating leases recognised as an expense in the year	3.4	3.7

At the balance sheet date, the business has outstanding commitments under

non-cancellable operating leases, which fall due as follows:

	2006 £m	2005 £m
Within one year	2.5	3.2
In the second to fifth years inclusive	6.1	9.8
After five years	5.2	10.2
	13.8	23.2

Operating lease payments represent amounts payable by the Group for certain of its office properties, plant and equipment. Leases are negotiated for an average term of one year for office properties, twelve years for plants and warehouses and four years for equipment. Rentals are generally fixed or adjusted for based on inflation.

19. Bank overdrafts and loans

	2006 £m	2005 £m
Bank overdrafts	0.6	0.2
Bank loans	192.9	20.9
Former parent company financing	-	237.7
Loans other than from banks	0.3	0.4
	193.8	259.2

The borrowings are repayable as follows:

	2006 £m	2005 £m
On demand or within one year	10.3	249.8
In the second year	2.7	5.9
In the third to fifth years inclusive	180.8	3.5
	193.8	259.2
Less: Amount due for settlement within one year (shown under current liabilities)	(10.3)	(249.8)
Amounts due for settlement after more than one year	183.5	9.4

The fair value of the Group's borrowings is not materially different from their carrying values.

The former parent company financing did not have defined repayment terms but was repaid during the year on demerger; accordingly these loans have been classified as repayable within one year as at 31st December 2005.

The carrying amounts of the Group's borrowings are denominated in the following currencies:

	US Dollar £m	Euro £m	Swedish Krona £m	Sterling £m	Other £m	Total £m
31st December 2006						

Bank overdrafts	-	0.6	-	-	-	0.6
Bank loans	93.4	85.4	14.1	-	-	192.9
Loans other than from banks	-	0.3	-	-	-	0.3
	93.4	86.3	14.1	-	-	193.8
31st December 2005						
Bank overdrafts	-	0.2	-		-	0.2
Bank loans	13.9	7.0	-		-	20.9
Former parent company financing	114.0	77.3	38.1	11.0	(2.7)	237.7
Loans other than from banks	-	0.4	-	-	-	0.4
	127.9	84.9	38.1	11.0	(2.7)	259.2

The average interest rates on borrowings from unrelated third parties are as follows:

	2006	2005
US Dollar	6.65%	4.5%
Euro	5.05%	3.0%
Swedish Krona	4.41%	-

Since demerger, the Group borrows mainly under a $439.5 million multi-currency, revolving credit facility ("RCF") provided by a syndicate of several international banks, maturing in 2011. Borrowings under this facility are in Euro, US Dollars and Swedish Krona for maturities of up to six months. All amounts drawn down are at floating interest rates. Amounts owed under the RCF are shown as maturing between 3 and 5 years. The majority of borrowings are arranged at floating rates, thus exposing the Group to interest rate risk. The effective rates on borrowings are not materially different from their nominal interest rates.

Bank overdrafts are repayable on demand. The business has secured loans of £2.5 million (2005: £3.9 million). The RCF is secured by way of a series of guarantees from overseas businesses in respect of the parent's liabilities. All other bank loans are unsecured, although there are some cases where parent guarantees have been issued in respect of bank loans to overseas subsidiaries.

At year end the Group had available $84.0 million of undrawn committed borrowing facilities.

20. Derivative financial instruments

	Fair Values			
	2006 Assets £m	2006 Liabilities £m	2005 Assets £m	2005 Liabilities £m
Cash flow hedges:				
Interest rate swaps	0.5	-	-	-
Analysed as maturing in:				
- two to five years	0.5	-	-	-

The fair values of all derivative financial instruments shown in the table above are based on market values of equivalent instruments at the balance sheet date and are held as assets and liabilities within other receivables and payables.

Currency risks
The overall policy of Fiberweb is to use borrowings in currency to manage the currency risk arising from overseas subsidiaries. The currency profile of borrowings under the RCF broadly mirrors the currency profile of the Group's net assets. Foreign currency-denominated borrowings are designated as net investment hedges. No derivatives are used to manage currency risk arising from investments. It is the Group's policy not to undertake speculative currency transactions.

Fiberweb's business is characterised by a relatively low level of cross border activity, and therefore the Group has little transactional currency exposure. Overall, the volume of transactions with a currency impact is below 10% of turnover. However, the Group's policy is that, where significant transactional exposures exist, these exposures should be hedged with maturities not to exceed twelve months.

Changes in the fair value of foreign exchange contracts taken out to hedge transactional risk are taken to the income statement. As at 31st December 2006, the Group had committed to a notional amount of £5.7 million of forward contracts to buy or sell foreign currency. The fair value of such transactions was £ nil.

Interest Rate Risks
The Group's policy is to use a combination of debt and derivative instruments to hedge portions of its interest rate exposure for varying periods, up to the maturity of its underlying borrowing facilities. The Group entered into a series of interest rate swaps for a total $100.0 million, whereby it pays a fixed rate of 4.80% and receives floating rate. The swaps mature in 2011 and have been designated interest risk hedges. The fair market value of the swaps was $1.0 million (£0.5 million) at 31st December 2006 and the gain has been credited to the hedging reserve (note 26).

Commodity Risks
The Group has commodity raw material price exposure to a number of raw materials, mainly polypropylene and, to a lesser extent, polyester and polyethylene. The Group manages its exposure to polypropylene and others through a combination of business arrangements with suppliers and customers, which neutralise part of the exposure, and derivative instruments including fixed price swaps and futures contracts.

At 31st December 2006, no commodity derivatives were outstanding.

Treasury transactions in respect of managing commodity risk in the period prior to demerger and flotation were managed by BBA at Group level, and the impact of this activity was not transferred to Fiberweb entities on demerger.

21. Provisions

	Restructuring provisions £m
As at 1st January 2006	2.4
Exchange rate adjustments	(0.5)
Charged in the year	8.9
Utilised in the year	(4.6)
As at 31st December 2006	6.2

Restructuring provisions represent costs provided in relation to obligations existing at the balance sheet date for reorganisation in respect of the rationalisation of Terram and the further restructuring of the US Hygiene

business. The provision brought forward relates to the initial restructuring of the US Hygiene business. Amounts payable after more than one year comprise rent obligations in respect of an onerous lease provision in North America.

Analysed as:	2006 £m	2005 £m
Current liabilities	2.6	2.4
Non-current liabilities	3.6	-
	6.2	2.4

22. Pensions and other post-retirement benefits

The Group operates a number of pension plans worldwide. The majority of these are defined contribution in nature. The normal pension cost for the Group, including early retirement costs, was £3.3 million (2005 £0.9 million) of which £3.1 million (2005: £0.6 million) was in respect of foreign schemes. This includes £2.1 million (2005: £2.3 million) relating to defined contribution schemes. The pension costs are assessed in accordance with the advice of independent qualified actuaries, where practicable, using a variety of methods and assumptions and otherwise, in respect of certain foreign schemes, in accordance with local regulations.

The Group's foreign pension schemes mainly relate to defined contribution plans. There are also a number of funded final salary defined benefit pension arrangements, principally in North America. Pension costs have been calculated by independent qualified actuaries, using the projected unit method and assumptions appropriate to the arrangements in place.

The Group also operates a number of plans in North America which principally cover healthcare and life assurance benefits for its retirees. The costs of these other post-retirement benefits are assessed by independent qualified actuaries.

In accordance with IAS 19 the latest actuarial valuations of the Group's defined benefit pension schemes and healthcare plan have been reviewed and updated as at 31st December 2006. The following weighted average financial assumptions have been adopted:

	North America			Rest of World		
p.a. (%)	2006	2005	2004	2006	2005	2004
Discount rate	5.8	5.5	6.0	4.6	4.5	5.1
Rate of increase to pensionable salaries	3.0	3.0	3.8	3.0	3.4	2.4
Price inflation	2.8	2.8	2.8	2.1	2.1	1.5
Rate of increase to pensions in payment	-	-	-	1.9	1.8	1.0
Rate of healthcare cost increases	9% reducing to 5% over the next 4 years			-	-	-

The fair value of the assets and liabilities of the schemes at each balance sheet date were:

	North America			Rest of World			Total		
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m
Assets									
Equities	14.2	14.2	12.2	0.5	0.5	0.3	14.7	14.7	12.5

Government bonds	1.8	1.9	1.5	0.1	0.1	0.1	1.9	2.0	1.6
Corporate bonds	11.7	13.5	-	-	-	-	11.7	13.5	-
Other	1.1	0.3	11.2	-	-	-	1.1	0.3	11.2
Total fair value of scheme assets	28.8	29.9	24.9	0.6	0.6	0.4	29.4	30.5	25.3
Obligations									
Present value of funded defined benefit obligations	(38.7)	(43.7)	(35.3)	(0.4)	(0.5)	(0.4)	(39.1)	(44.2)	(35.7)
Present value of unfunded defined benefit obligations	(7.3)	(7.4)	(8.3)	(6.2)	(6.4)	(3.8)	(13.5)	(13.8)	(12.6)
Total value of scheme obligations	(46.0)	(51.1)	(44.1)	(6.6)	(6.9)	(4.2)	(52.6)	(58.0)	(48.3)
Liability recognised on the balance sheet date	(17.2)	(21.2)	(19.2)	(6.0)	(6.3)	(3.8)	(23.2)	(27.5)	(23.0)

The funding policy for the schemes is reviewed on a systematic basis in consultation with the independent scheme actuary in order to ensure that the funding contributions from sponsoring employers are appropriate to meet the liabilities of the schemes over the long term.

The expected rates of return reflect the Group's best estimate of the investment returns (net of tax and expenses) that will be earned on each asset class over the long term. The expected return on assets in the analysis of the income statement is based on weighted average returns using these rates, and taking into account the asset allocation of each plan.

		North America		
	%	2006	2005	2004
Long term expected return on assets				
Equities		8.8	8.3	8.5
Government bonds		4.8	4.7	5.5
Corporate bonds		5.8	5.1	5.5
Other		3.0	4.0	3.0
Total		7.3	6.6	5.8

	North America		Rest of World		Total	
	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m
Analysis of income statement charge						
Current service cost	0.3	0.2	0.8	0.8	1.1	1.0
Interest cost	2.7	2.6	0.2	0.1	2.9	2.7
Expected return on assets	(1.9)	(1.8)	-	-	(1.9)	(1.8)

Immediate recognition of gains arising over the year	-	-	(0.1)	-	(0.1)	-
(Gains) / losses due to settlements, curtailments and termination benefits	0.2	(2.5)	-	-	0.2	(2.5)
Expense recognised in income statement	1.3	(1.5)	0.9	0.9	2.2	(0.6)

Current service costs and curtailment gains/losses and termination benefits in respect of underlying trading operations have been recognised in the income statement within administrative expenses. Curtailment gains/losses in respect of non-recurring restructuring activity have been recognised in the income statement in restructuring costs. Net interest payable has been recognised within finance costs (see note 6).

	North America		Rest of World		Total	
	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m
Changes to the fair value of scheme assets during the year						
Fair value of scheme assets at beginning of year	29.9	24.9	0.6	0.4	30.5	25.3
Expected return on assets	1.9	1.8	-	-	1.9	1.8
Actual employer contributions	3.2	3.2	1.0	0.5	4.2	3.7
Contributions by plan participants	0.1	0.1	-	-	0.1	0.1
Net benefits paid out	(3.1)	(2.7)	(1.0)	(0.5)	(4.1)	(3.2)
Actuarial gains/(losses) on assets	0.5	(0.4)	0.1	0.1	0.6	(0.3)
Foreign currency exchange rate changes	(3.7)	3.0	(0.1)	0.1	(3.8)	3.1
Fair value of plan assets at end of year	28.8	29.9	0.6	0.6	29.4	30.5

	North America		Rest of World		Total	
	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m
Defined benefit obligation at beginning of year	51.1	44.1	6.9	4.2	58.0	48.3
Current service cost	0.3	0.2	0.8	0.8	1.1	1.0
Interest cost	2.7	2.6	0.2	0.1	2.9	2.7
Contributions by plan participants	0.1	0.1	-	-	0.1	0.1
Actuarial (gains)/losses on scheme liabilities *	1.0	4.1	(0.1)	3.1	0.9	7.2
Net benefits paid out	(3.1)	(2.7)	(1.0)	(0.5)	(4.1)	(3.2)
Gains due to settlements and curtailments	(0.1)	(2.5)	-	-	(0.1)	(2.5)
Termination benefits	0.3	-	-	-	0.3	-
Foreign currency exchange rate changes	(6.3)	5.2	(0.2)	(0.8)	(6.5)	4.4
Defined benefit obligation at end of year	46.0	51.1	6.6	6.9	52.6	58.0

*Includes changes to the actuarial assumptions

	North America	Rest of World	Total

	2006 £m	2005 £m	2006 £m	2005 £m	2006 £m	2005 £m
Actual return on scheme assets	2.4	1.4	0.1	-	2.5	1.4
Analysis of amounts recognised in the Statement of Recognised Income and Expense						
Total actuarial (losses) / gains recognised in the year	(0.5)	(4.5)	0.2	(3.0)	(0.3)	(7.5)
Total losses in the Statement of Recognised Income and Expense	(0.5)	(4.5)	0.2	(3.0)	(0.3)	(7.5)
Cumulative amount of losses recognised in the Statement of Recognised Income and Expense	(6.2)	(5.7)	(1.5)	(3.0)	(7.7)	(8.7)

A 1% increase in assumed medical cost trend rates would increase the aggregate charge in the income statement by £0.1 million and increase the net liability by £0.8 million. A 1% decrease in assumed medical cost trend rates would reduce the aggregate charge in the income statement by £0.1 million and reduce the net liability by £0.7 million.

	North America			Rest of World			Total		
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m
History of Asset Values, Defined Benefit Obligations									
Fair value of assets	28.8	29.9	24.9	0.6	0.6	0.4	29.4	30.5	25.3
Defined benefit obligations	46.0	51.1	44.1	6.6	6.9	4.2	52.6	58.0	48.3
Deficit	(17.2)	(21.2)	(19.2)	(6.0)	(6.3)	(3.8)	(23.2)	(27.5)	(23.0)
Experience (losses)/ gains on scheme assets	0.5	(0.4)	0.8	0.1	0.1	0.1	0.6	(0.3)	0.9
Experience losses on scheme liabilities	(1.4)	(0.6)	(0.8)	-	(1.8)	(0.1)	(1.4)	(2.4)	(0.9)

	North America £m	Rest of World £m	Total £m
Employer contributions in 2007 are estimated to be:	3.3	0.3	3.6

BBA Income and Protection Plan

The employees of the Group's UK operations participated in the BBA Income and Protection Plan, a funded defined benefit final salary pension plan in the period prior to demerger. The BBA Income and Protection Plan shared risks between entities in the BBA Group and the Fiberweb Group. No apportionment of the assets and liabilities of this scheme has been made to the Group in these financial statements on the basis that there is no contractual agreement or stated policy for allocating the plan between the companies or businesses, and under IAS 19, the assets, liabilities, income and expenses would be recognised in the financial statements of the sponsoring employer of the plan, BBA Group plc.

The contribution payable by Group entities to the BBA Income and Protection Plan is determined with reference to the salaries of the employees of Group entities who participate in the scheme. The charge recognised in the period was £0.2 million (2005: £0.3 million). As from the demerger, the Group has no obligation to make further contributions to this scheme.

The following information has been presented in respect of the BBA Income and Protection Plan as a whole:

	2006 £m	2005 £m	2004 £m
Changes to the present value of the defined benefit obligation during the year			
Defined benefit obligation at beginning of year	452.2	415.3	388.0
Current service cost	4.7	4.7	5.7
Interest cost	21.2	21.8	21.0
Contributions by plan participants	0.9	0.9	1.1
Actuarial losses on scheme liabilities*	6.8	25.4	20.6
Net benefits paid out	(20.0)	(16.0)	(21.2)
Past service cost	-	0.1	0.1
Gain due to settlements and curtailments	(1.6)	-	-
Defined benefit obligation at end of year	464.2	452.2	415.3

*Includes changes to actuarial assumptions.

	United Kingdom		
	2006 £m	2005 £m	2004 £m
Changes to the fair value of scheme assets during the year			
Fair value of scheme assets at beginning of year	436.8	381.9	368.9
Expected return on assets	24.6	23.8	23.2
Actual employer contributions	9.2	8.7	4.5
Contributions by plan participants	0.9	0.9	1.1
Actuarial gains on assets	1.4	37.5	5.4
Net benefits paid out	(20.0)	(16.0)	(21.2)
Defined benefit obligation at end of year	452.9	436.8	381.9

The fair value of the assets and liabilities of the scheme at each balance sheet date were:

	United Kingdom			
	2006	2005	2004	2003

	£m	£m	£m	£m
Assets				
Equities	128.8	123.4	119.2	130.6
Government bonds	159.0	162.4	205.9	192.1
Corporate bonds	87.2	78.1	-	-
Other	77.9	72.9	56.8	46.2
Total fair value of scheme assets	452.9	436.8	381.9	368.9
Present value of defined benefit obligations	464.2	452.2	415.3	388.0
Liability recognised on BBA's balance sheet	(11.3)	(15.4)	(33.4)	(19.1)

In accordance with IAS 19, and subject to materiality, the latest actuarial valuation of the scheme has been reviewed and updated as at 31st December 2006. The following weighted average financial assumptions have been adopted:

	United Kingdom			
	2006 p.a.%	2005 p.a.%	2004 p.a.%	2003 p.a.%
Discount rate	5.1	4.8	5.3	5.5
Rate of increase to pensionable salaries	4.4	4.4	4.4	4.3
Price inflation	2.9	2.9	2.9	2.8
Rate of increase to pensions in payment	2.9	2.8	2.7	2.7
Long term expected return on assets				
Equities	8.8	8.8	8.8	8.8
Government bonds	4.5	4.0	5.0	5.0
Corporate bonds	5.0	4.5	-	-
Other	7.0	6.5	5.6	5.6

The BBA Income and Protection Plan does not provide for post retirement medical benefits. Therefore, a 1% increase or decrease in assumed medical cost trend rates would have no effect on the aggregate charge in the income statement or the net liability.

23. Deferred tax

	Fixed assets £m	Other assets £m	Goodwill and intangibles £m	Tax losses and tax credits £m	Retirement benefits £m	Total £m
Beginning of year	(62.8)	0.9	(4.4)	2.0	9.3	(55.0)
Charged in year	19.5	2.7	(1.7)	(0.6)	(1.9)	18.0
Recognised directly in equity	-	(0.2)	-	-	0.2	-
Exchange adjustments	2.4	(0.3)	0.3	(0.1)	(0.6)	1.7
End of year	(40.9)	3.1	(5.8)	1.3	7.0	(35.3)

In accordance with IAS12, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances (after offset) for financial reporting purposes:

	2006 £m	2005 £m
Deferred tax liabilities	(35.3)	(55.0)
Deferred tax assets	-	-
	(35.3)	(55.0)

At the balance sheet date, the Group has unrecognised deferred tax assets relating to tax losses and other temporary differences of £10.0 million (2005: £8.3 million) available for offset against future profits. These assets have not been recognised as the precise incidence of future profits in the relevant countries and legal entities cannot be accurately predicted at this time. The Group's tax losses may be carried forward indefinitely.

At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised was £7.6 million (2005: £6.3 million). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.

Temporary differences arising in connection with interests in associates and joint ventures are insignificant.

24. Share-based payments

Up to the date of demerger, certain directors and employees of Fiberweb were entitled to participate in the share option schemes of the former parent company. A credit of £0.8 million (2005: an expense of £1.6 million) was taken by BBA Group plc in respect of these schemes in accordance with IFRS 2.

Since demerger, Fiberweb has issued its own share-based payment compensation plans. The Group recognised a total expense, within staff costs, in relation to share-based payments under equity settled schemes of £0.1 million (2005: nil).

The schemes in operation during the year are as follows.

Demerger Share Plan ("DSP")
The DSP provides for the grant of free shares in the form of contingent shares. The award of shares under the DSP was made on 27th November 2006.

Shares in relation to the award will be released to participants at the end of an expected two year performance period, dependent on the extent to which the performance conditions have been satisfied. Subject to good leaver provisions, awards are forfeited if the employee leaves before the end of the vesting period.

Fifty per cent of the shares awarded under the grant are governed by a Total Shareholder Return ("TSR") market based performance condition. The remaining fifty per cent are governed by an Earnings per Share ("EPS") performance condition.

DSP awards of 2,091,250 shares were granted during the year. The Group recognised a total expense in relation to DSP awards of £72,000 (2005: nil). Awards outstanding at the end of the year were 2,091,250 (2005: nil). The weighted average fair value of the DSP awards during the period is 148.2 pence per share or £3.1 million total.

Long Term Incentive Plan ("LTIP")
The LTIP provides for the grant of free shares in the form of contingent shares.

The award of shares under the LTIP was made on 27th November 2006.

Shares in relation to the award will be released to participants at the end of an expected three year performance period, dependent on the extent to which the performance conditions have been satisfied. Subject to good leaver provisions, awards are forfeited if the employee leaves before the end of the vesting period.

Fifty per cent of the shares awarded under the grant are governed by a TSR market based performance condition. The remaining fifty per cent is governed by an EPS performance condition.

LTIP awards of 1,143,938 were granted during the year. The Group recognised a total expense in relation to LTIP awards of £27,000 (2005: nil). Awards outstanding at the end of the year were 1,143,938 (2005: nil). The weighted average fair value of the LTIP awards during the period is 150.9 pence per share or £1.7 million in total.

Fair value assumptions

The fair value of shares awarded under the plans has been calculated using the market value of shares adjusted to take into account the TSR market based performance condition where applicable. The calculation has been performed using the stochastic pricing model. The assumptions made in performing the calculation for each award are listed below:

2006	DSP	LTIP
Grant date	27th November 2006	27th November 2006
Number of participants	100	28
Performance period	2 years	3 years
Stochastic model assumptions:		
- Share price at grant date (pence)	188.75	188.75
- Exercise price (pence)	-	-
- Volatility	28.0%	28.0%
- Expected dividend yield	2.5%	2.5%
Fair value of shares:		
- TSR element (pence)	107.59	113.06
- EPS element (pence)	188.75	188.75

Expected volatility for the grants is based on the historical volatility taking into account the expected vesting term for each grant. Awards of shares with no exercise price are not affected by the risk free rate of interest. In calculating the income statement charge in relation to the EPS element of the plans, an expected vesting percentage of 30% has been applied to the fair values. This vesting percentage has been calculated after taking into account expected staff retention rates and the probabilities attached to attainment of the performance condition.

The total charge for the year relating to employee share-based payment plans was £0.1 million (2005: nil), all of which related to equity-settled share-based payment transactions. After deferred tax, the total charge to the income statement was £45,000 (2005: nil).

25. Share capital

	2006 £m	2005 £m
Authorised: 200 million (2005: 200 million) ordinary shares of 5p (2005: 5p) each	10.0	10.0

Issued and fully paid ordinary shares of 5p	6.1	6.1
Number of shares in issue Beginning and end of year	122,440,375	122,440,375

The Company has one class of ordinary shares which carry no right to fixed income.

Fiberweb plc issued two £1 shares to former parent company BBA plc ("BBA") on 3rd April 2006. The £1 shares were converted to ordinary 5p shares on 7th September 2006 and a further 100 shares were issued at par to BBA, bringing the total holding to 140 shares. 5,588,944 shares were issued at £2.00 on 7th September 2006 in exchange for shares in Terram Limited. 57,778,925 shares were issued at £1.48 in exchange for shares in Fiberweb's US operations on 15th November 2006. A further 59,072,366 shares were issued on demerger on 16th November 2006 at £1.48 in relation to the debt converted by the former parent company.

In accordance with the requirements of merger accounting, the Group has recorded the premiums on the shares issued in satisfaction of the acquisition of Terram and the US subsidiaries, of £10.9 million and £82.6 million respectively, as a total credit of £93.5 million to the merger reserve (see note 26).

26. Movements on reserves

	Share premium £m	Merger reserve £m	Other reserve £m	Capital reserve £m	Hedging reserve £m	Translation reserve £m	Reta Earn
As at 1st January 2005	84.5	93.5	86.3	-	-	-	
Exchange differences on translation of foreign operations	-	-	-	-	-	18.7	
Actuarial losses	-	-	-	-	-	-	
Deferred tax on items taken directly to reserves	-	-	-	-	-	-	
Profit for the year	-	-	-	-	-	-	
Dividends paid to former parent company	-	-	-	-	-	-	
As at 1st January 2006	84.5	93.5	86.3	-	-	18.7	
Exchange differences on translation of foreign operations	-	-	-	-	-	(20.0)	
Actuarial losses	-	-	-	-	-	-	
Loss for the year	-	-	-	-	-	-	(
Dividends paid to former parent company	-	-	-	-	-	-	
Increase in fair value of cash flow							

hedging derivatives	-	-	-	-	0.5	-
Share option costs	-	-	-	0.1	-	-
Adjustments on demerger	-	-	6.8	-	-	-
Capital contribution by former parent company	-	-	-	-	-	-
As at 31st December 2006	84.5	93.5	93.1	0.1	0.5	(1.3)

On demerger, BBA waived loans owed to it by Fiberweb entities totalling £90.0 million and creating distributable reserves in Fiberweb plc. BBA also converted £87.4 million of debt to equity in Fiberweb plc.

The merger reserve comprises the excess between the nominal value of the shares issued in consideration of the transfer of subsidiaries and the book value of those subsidiary investments transferred (see note 25).

The other reserve comprises adjustments in respect of the Group reorganisation which took place as part of the demerger. This reserve primarily represents the difference between the capital structure of the Fiberweb entities that were owned directly by BBA prior to the demerger and the capital structure of Fiberweb plc and its subsidiaries after completion of the demerger restructuring. This reserve is not distributable.

The capital reserve represents amounts accrued in respect of the cost of equity-settled share options in accordance with IFRS 2 "Share-based Payments" (see note 24).

The hedging reserve represents unrealised gains or losses on hedge instruments.

The translation reserve represents the gains or losses on translation of the Group's overseas subsidiaries.

27. Reconciliation of movements in total shareholders' equity

	2006 £m	2005 £m
Total recognised income for the period	0.9	29.3
Equity dividends paid to former parent company	(5.5)	(9.5)
Movement on reserve for share option costs	0.1	-
Other	5.0	-
Net movement in total shareholders' equity for the period	0.5	19.8
Total shareholders' equity at beginning of period	296.5	276.7
Total shareholders' equity at end of period	297.0	296.5

Other movements during the period principally comprise the capitalisation of loans from the former parent company to Fiberweb subsidiaries in 2006.

28. Cash flow from operating activities

	2006 £m	2005 £m

Operating (loss)/ profit from continuing operations	(69.6)	34.8
Share of profit from associates	(0.6)	(0.7)
(Loss)/ profit from operations	(70.2)	34.1
Depreciation of property, plant and equipment	37.2	42.6
Amortisation of intangible assets	1.2	1.1
Profit on sale of property, plant and equipment	(0.3)	(0.2)
Increase in provisions	4.3	1.6
Additional pension scheme contributions	(3.1)	(2.7)
Share-based payments	0.1	-
Loss on disposal of CNC (see note 13)	1.6	-
Goodwill impairment (see note 11)	14.6	-
Non-recurring impairment and asset write downs (see note 12)	69.1	11.5
Other non-cash items	(0.6)	0.4
Operating cash flows before movement in working capital	53.9	88.4
Increase in working capital	(3.1)	(7.8)
Cash generated by operations	50.8	80.6
Income taxes paid	(6.8)	(6.6)
Net cash from operating activities	44.0	74.0

29. Acquisition of subsidiary undertakings

The Group acquired the entire issued share capital of Blowitex Vliesstoffe International GmbH ("Blowitex") on 1st April 2006. The Directors have performed an exercise to establish the provisional fair value of the assets and liabilities of this acquisition. The goodwill arising on the acquisition was £2.6 million (note 11).

	Book and provisional fair value to the Group £m
Intangible assets	0.2
Property, plant and equipment	1.5
Inventories	0.7
Receivables	1.0
Payables	(2.6)
Taxation	(0.2)
Net borrowings	(0.4)
Net assets	0.2
Goodwill	2.6
Cash consideration (including deferred consideration)	2.8
Deferred consideration	(0.5)
Net cash consideration in the year	2.3

The fair values set out above are provisional and may be subject to amendment on finalisation of the fair value exercise.

There were no acquisitions during the year ended 31st December 2005.

The acquisition of Blowitex contributed £1.0 million to the Group profit before tax, £0.2 million to net operating cash flows, paid £0.2 million in respect of

taxation, paid £0.1 million in respect of capital expenditure and utilised £nil million for other investing activities.

If the acquisition had been completed on 1st January 2006, total revenue for the year from acquisitions would have been £14.4 million and the loss for the year would have been lower by £0.2 million.

30. Contingent liabilities

The Fiberweb business is party to legal proceedings and claims which arise in the normal course of business, including specific product liability and environmental claims in Fiberweb North America. Any liabilities are likely to be mitigated by legal defences, insurance, reserves and third party indemnities.

The Directors do not currently anticipate that the outcome of the proceedings and claims set out above either individually, or in aggregate, will have a material adverse effect upon Fiberweb's financial position.

31. Related party transactions

Transactions between Fiberweb plc and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between Fiberweb and other related parties are detailed below.

Compensation of key management personnel

The remuneration of directors and other members of key management personnel of the Group is set out below in aggregate.

	2006 £m	2005 £m
Short-term benefits	2.9	1.8
Post-employment benefits	0.1	0.1
Termination benefits	0.4	0.6
Share-based payments	-	0.8
	3.4	3.3

Other related party transactions

	2006 £m	2005 £m
Dividends to BBA Group	5.5	9.5
Costs recharged to Group entities by BBA Group	0.6	0.5
Insurance premiums recharged to Group entities by BBA Group	3.7	4.3
Net interest payable to BBA Group (see note 6)	(12.1)	(13.9)
Net amounts owed by/ (due to) BBA Group		
- debt (see note 19)	-	(237.7)
- other payables (see note 16)	-	(14.9)
- tax indemnity (see note 15)	3.5	3.5
- other (see note 15)	1.0	0.6

As part of the demerger transaction, £90.0 million of debt owed by Fiberweb to BBA was waived. A further £87.4 million of debt owed by Fiberweb to BBA was capitalised. Further information with respect to these transactions is detailed in note 26.

Contributions made during the period to the BBA income and protection plan amounted to £0.2 million (2005: £0.3 million) - see note 22.

During the year, an entity in the Group rented office accommodation from a

company controlled by Robert Rufli, a member of the management of that entity until his retirement in September 2006. The rental agreement was entered into in the ordinary course of business and on an arm's length basis. Rental payments for the period amounted to £0.1 million (2005: £0.1 million).

On the 17th November 2006, the Fiberweb plc Group was listed on the London Stock Exchange. Fiberweb plc is the parent and controlling entity of the Group. Prior to this date, the ultimate parent and controlling entity of the Group was BBA Aviation plc (formerly BBA Group plc).

32. Subsidiary and associated undertakings

The following is a list of the principal subsidiary and associated undertakings of the Group as at 31st December 2006, each of which is wholly-owned unless otherwise stated.

Name	Former name	Country of incorporation and principal operation
Subsidiaries		
Fiberweb Bidim Industria e Comecio de Nao-Tecidos Ltda	Bidim Industria e Comecio Ltda	Brazil
Fiberweb China Airlaid Company Limited	BBA (China) Airlaid Company Limited	China
Fiberweb France SAS		France
Fiberweb Holdings France SAS	BBA France SAS	France
Fiberweb Holdings Deutschland GmbH		Germany
Fiberweb Berlin GmbH	BBA Nonwovens Berlin GmbH	Germany
Fiberweb Corovin GmbH	Corovin GmbH	Germany
Fiberweb Linotec Developments GmbH	Linotec Developments GmbH	Germany
Terram Geotextilien GmbH	Terram Geotextilien GmbH	Germany
Fiberweb Industrial Nonwovens GmbH	BBA Industrial Nonwovens GmbH	Germany
Fiberweb Joint Venture Holdings GmbH	BBA JV Holdings 2 GmbH	Germany
Fiberweb Blowitex GmbH	Blowitex GmbH	Germany
Fiberweb Asia Pacific Limited	BBA Nonwovens Asia Pacific Limited	Hong Kong
Fiberweb Italia SpA	BBA Fiberweb Italia SpA	Italy
Korma SpA	Korma SpA	Italy
Fiberweb Tecnofibra SpA	BBA Fiberweb Tecnofibra SpA	Italy
Tenotex SpA	BBA Fiberweb Tenotex SpA	Italy
Fiberweb de Mexico SA de CV	Veratec de Mexico SA de CV	Mexico
Fiberweb Non Wovens Mexico SA de CV	BBA Non Wovens Mexico SA de CV	Mexico
Fiberweb Veratec SA de CV	Servicios Veratec SA de CV	Mexico
Fiberweb Tenotex SAU	BBA Fiberweb Tenotex SAU	Spain
Fiberweb Holdings SLU	BBA Fiberweb Holdings SLU	Spain
Fiberweb Holdings Sweden AB	BBA Fiberweb Holdings AB	Sweden
Fiberweb Industrial Holdings Sweden AB	BBA Industrial Holdings Sweden AB	Sweden
Fiberweb Sweden AB	BBA Fiberweb Sweden	Sweden

	AB	
Fiberweb Switzerland AG	BBA Nonwovens Asia Pacific AG	Switzerland
Fiberweb Holdings Limited		UK
Fiberweb US Holdings Limited		UK
Terram Limited		UK
Fiberweb Simpsonville Incorporated	BBA Nonwovens Simpsonville Incorporated	USA

Name	Former name	Country of incorporation and principal operation
Subsidiaries		
Fiberweb Washougal Incorporated	BBA Nonwovens Washougal Incorporated	USA
Fiberweb Incorporated	Reemay Incorporated	USA
Fiberweb Industrial Textiles Incorporated	BBA Industrial Textiles Incorporated	USA
Fiberweb USA Holdings Incorporated		USA
Fiberweb China Holdings BV	BBA China Holdings BV	Netherlands
Fiberweb Holdings Netherlands BV	BBA Holdings Netherlands BV	Netherlands

Joint ventures and other investments	% owned	
Coratech GmbH	25.1	Germany
Coronor Composites GmbH	50	Germany
Advanced Design Concepts GmbH	50	Germany
Saudi German Nonwovens Products Co.	15	Saudi Arabia
Cordustex (Pty) Limited	10	South Africa

END

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:03 15-Jan-07
Number	5350P

RNS Number:5350P
Fiberweb Plc
15 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   The Goldman Sachs Group Inc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs International	7,518,514
Goldman Sachs Securities (Nominees) Limited	29,821

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   Not disclosed

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   N/A

9. Class of security

   Ordinary shares of 5p each

10. Date of transaction

   Not disclosed.

11. Date listed company informed

12 January 2007

12. Total holding following this notification

7,548,335

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

6.16%

14. Any additional information

-

15. Name of contact and telephone number for queries

Elaine Palmer
Tel: 0208 439 8590

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor
Company Secretary
Date of notification
15 January 2007

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	09:34 12-Jan-07
Number	4245P

RNS Number:4245P
Fiberweb Plc
12 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   FMR Corp. and Fidelity International Limited and their direct and indirect subsidiaries.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above, non-beneficial.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Northern Trust London	137,600
J P Morgan Bournemouth	95,100
State Steret Bk and Tr Co Lndn	11,900
J P Morgan Bournemouth	9,016,658
Brown Bros Harrimn Ltd Lux	103,800
JP Morgan Bournemouth	50,000
JP Morgan Bournemouth	1,142,750

5. Number of shares / amount of stock acquired

   1,490,000

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   1.22%

7. Number of shares / amount of stock disposed
   -

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)
   -

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed

11. Date listed company informed

11 January 2007

12. Total holding following this notification

10,557,808

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

8.62%

14. Any additional information
-

15. Name of contact and telephone number for queries

Elaine Palmer
0208 439 8590

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor
Company Secretary

Date of notification
12 January 2007

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Trading Update
Released	07:00 11-Jan-07
Number	3328P

RNS Number:3328P
Fiberweb Plc
11 January 2007

11.1.07

Fiberweb plc
("Fiberweb")

Trading Update

Fiberweb plc today issues a trading update ahead of its annual results for the 12-month period ended 31st December 2006, which will be announced on 27th February 2007.

It is currently anticipated that full year operating profits from continuing operations before restructuring costs and non-recurring items will be broadly in line with our expectations. Operating margins are expected to have improved in the second half compared to the first half by approximately half a percentage point after adjusting for the impact of the previously-reported power outage at Old Hickory, Tennessee and the increase in head office costs associated with establishing Fiberweb as a stand-alone business.

In the Industrial business, North America has continued to experience mixed conditions. Filtration sales have been strong, while construction sales continue to experience the effect of the slow US residential construction markets. Other areas, including fabric softener sheet, have performed as expected. In Europe and Brazil, trading is on track and work continues to complete the ramp-up of the Berlin expansion targeted at roofing products.

In the Hygiene business, wipes markets continue to be challenging in both North America and Europe, although pricing has not deteriorated further. Spunbond sales globally have been as expected with volumes reduced in the second half following the line closures in the USA announced earlier this year. The recently announced agreement for the increased supply of spunbond products to Procter & Gamble will provide a good platform for volumes globally in this business over the medium term.

The high cost of raw materials and energy remains a concern. Despite a significant reduction in oil prices from the highest levels of 2006, polypropylene and utility prices have not yet shown corresponding reductions. It remains Fiberweb's view that currently lower oil prices and, in the medium term, increased polypropylene capacity will tend to reduce prices. However, these factors did not positively influence the second half of 2006, and there was some evidence of hardening prices for polyester and viscose, two other significant raw materials for Fiberweb.

The major new investment projects underway are progressing to time and to budget, with the Airlaid line in Italy due to commence operations in the first quarter of 2007, commissioning beginning at the large spunbond line in Sweden in early second quarter of 2007 and contracts due to be signed in January 2007 for the second Airlaid line in China. The polyester recycling plant at Old Hickory,

Tennessee is operating to specification and producing the expected benefits.

As previously announced, there has been significant restructuring of operations in North America. As a result of this continuing restructuring process and in light of recent market conditions, we have reviewed the best method of operation and carrying value of certain older manufacturing assets in the USA and in Europe. As a result of the review we anticipate potential asset impairments in the order of £10-15 m. In addition there will be a non-cash charge of approximately £1.5m on the disposal of CNC Thailand, which contributed £0.4m to operating profit during the period. The restructuring of Terram, the European geotextiles business is now underway and progressing well at a cash cost of £1m as previously announced.

Commenting on the trading statement, Daniel Dayan, Fiberweb Chief Executive said:

'Since Fiberweb's demerger in November 2006 we have continued to make progress in our turnaround, with the continuation of our restructuring process, a significant award of business from Procter & Gamble and the disposal of our interest in CNC Thailand. We remain committed to growing our industrial specialities business worldwide and to improving the competitiveness of our hygiene business. We expect to make further progress in 2007'.

Demerger accounting
Fiberweb's 2006 full year results will be reported on a pro forma basis, incorporating the results of Fiberweb operations for the full year on the same basis as the financials in the demerger prospectus published on 31 October 2006, with the following exception:

As required by accounting standards, the income statement will exclude costs incurred by BBA on behalf of Fiberweb which have not been recharged to Fiberweb and settled by it. These costs amounted to approximately £2m in the first half and are expected to amount to a total of £2.7min 2006. Therefore, reported operating profit will be higher than on the same basis as the demerger prospectus, although this benefit will not be repeated.

Under the pro forma basis of accounting, the reported taxation charge for 2006 will be significantly higher than that expected to prevail in future periods.

- ENDS -

Enquiries:

Fiberweb plc 0208 439 8594
Daniel Dayan, Chief Executive
Simon Bowles, Chief Financial Officer

Weber Shandwick Square Mile 0207 067 0700
Ian Bailey / Nick Dibden / James White

Notes to Editors:
Fiberweb plc, recently demerged from BBA Aviation plc, is one of the largest groups by sales that operates globally in the nonwovens industry. Fiberweb focuses on the production of nonwoven materials for use in hygiene and industrial speciality products and it has been able to establish and develop strong positions in several product categories.

In its hygiene division, Fiberweb produces a variety of nonwoven materials for use in diapers, feminine hygiene, adult incontinence and other consumer care products including baby wipes, personal wipes and household cleaning wipes. Within its industrial specialities division, Fiberweb has strong positions in selected niche markets including construction (for example, housewrap and roof-lining), pool and spa filtration media and fabric softener sheets.

END

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Regulatory Announcement

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:20 10-Jan-07
Number	3152P

RNS Number:3152P
Fiberweb Plc
10 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   Schroders plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder named in 2, non beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

BNP Paribas Security Service	13,052
Banque Internationale a Luxembourg SA	25,000
BNY (OCS) Nominees Limited a/c 219021	99,144
Chase Nominees limited	4,946,506
Citibank	437,291
HSBC Global Custody Nominee (UK) Ltd ac 771401	24,201
Investors Trust & Custodial Services	22,500
JP Morgan Bank Luxembourg SA	292,600
Mellon Nominees (UK) Ltd	65,926
Mellon Trust	118,750
MSS Nominees Limited a/c 756593	80,167
Nortrust Nominees Limited	1,335,067
Nutraco Nominees LImited	22,900
Pictet & Cie	399,399
RBSTB Nominees Limited	638,569
State Street Bank and Trust Co	300,605
State Street Nominees Limited	422,053
State Street	20,498
HSBC	396,530
Chase Nominees limited	3,656,760
Chase Nominees Limited	79,982

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

Not disclosed

7. Number of shares / amount of stock disposed

-

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

-

9. Class of security

Ordinary 5p shares

10. Date of transaction

Not disclosed

11. Date listed company informed

9 January 2007

12. Total holding following this notification

13,397,500

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into accoun when calculating percentage)

10.94%

14. Any additional information

-

15. Name of contact and telephone number for queries

Elaine Palmer 020 8439 8597

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor
Company Secretary
Date of notification 10 January 2007

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:02 08-Jan-07
Number	1162P

RNS Number:1162P
Fiberweb Plc
08 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   The Goldman Sachs Group Inc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs International	6,486,917
Goldman Sachs Securities (Nominees) Limited	33,225

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   Not disclosed

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   N/A

9. Class of security

   Ordinary shares of 5p each

10. Date of transaction

    Not disclosed.

11. Date listed company informed

    5 January 2007

12. Total holding following this notification

    6,520,142

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

    5.33%

14. Any additional information

    -

15. Name of contact and telephone number for queries

    Elaine Palmer
    Tel: 0208 439 8590

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

    Lucille Dolor
    Company Secretary
    Date of notification
    8 January 2007

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RECEIVED

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:39 20-Feb-07
Number	5662R

RNS Number:5662R
Fiberweb Plc
20 February 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	na
An event changing the breakdown of voting rights	na
Other (please specify)	na

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co. &

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 15 FEBRUARY 2007

6. Date on which issuer notified: 19 FEBRUARY 2007

7. Threshold(s) that is/are crossed or reached: 10 %

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indire

GB00B1FMH067	10,505,001	8.58%	12,488,760	93,859	10.20%	0.08

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
12,582,619	10.28%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 278,621 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 93,859 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 12,210,139 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A
11. Number of voting rights proxy holder will cease to hold: N/A
12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A
14. Contact name: Joanne Wall
15. Contact telephone number: 020 7051 1704

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:37 20-Feb-07
Number	5658R

RNS Number:5658R
Fiberweb Plc
20 February 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please state Yes/No): ( )

An acquisition or disposal of voting rights: (x)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to the notification obligation (iii):

Barclays PLC

4. Full name of shareholder(s) (if different from 3.) (iv):

Barclays Bank Trust Company Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Lt
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

16 February 07

6. Date on which issuer notified:

19 February 07

7. Threshold(s) that is/are crossed or reached:

6% to 7%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH06	4,376,723	4,376,723

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB00B1FMH06	9,417,938	0	9,417,938	0	7.69

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,417,938	7.69%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Barclays Bank Trust Company Ltd
Barclays Capital Securities Ltd
Barclays Global Investors Lt
Barclays Life Assurance Co Ltd
Barclays Stockbrokers Ltd
Gerrard Ltd

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

....

15. Contact telephone number:

....

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

2007 MAR 13 A 11:49

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	14:36 20-Feb-07
Number	5633R

RNS Number:5633R
Fiberweb Plc
20 February 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1): Fiberweb Plc

2. Reason for the notification (please tick the appropriate box or boxes): n/a see additional information

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

3. Full name of person(s) subject to the notification obligation(1): Legal & General Group Plc (L&G

4. Full name of shareholder(s) (if different

from 3.)(1):

5. Date of the transaction and date on which the threshold is crossed or reached(1): n/a

6. Date on which issuer notified: 19/02/2007

7. Threshold(s) that is/are crossed or reached: Above 3% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/ type of shares if possible using the ISIN	Situation previous to the Triggering transaction (1)		Resulting situation after the triggering transaction(1)		
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix	% of voting rights

CODE		Direct	Direct x	Indirect xi	Direct	Indire
Ord GBP 0.05	4,247,108 3.46% (under S-198 on 17/ 11/2006)	4,225,741	4,225,741		3.45%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
4,225,741	3.45%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (4,225,741-3.45% = LGAS, LGPL & PMC

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)

Legal & General Insurance Holding (Direct) (LGIH))

Legal & General Assurance (Pensions Management) Limited (PMC)

Legal & General Assurance Society (LGAS & LGPL)

Legal & General Pensions Limited (LGPL)

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: Notification using the total voting rights figure of 122,440,375
First notification under DTR Sourcebook

14. Contact name: Helen Lewis

15. Contact telephone number: 020 7528 6742

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:08 16-Feb-07
Number	3848R

RNS Number:3848R
Fiberweb Plc
16 February 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights	x
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	-
An event changing the breakdown of voting rights	-
Other (please specify):	-

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co. &

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 13 FEBRUARY 2007

6. Date on which issuer notified: 15 FEBRUARY 2007

7. Threshold(s) that is/are crossed or reached: 9 %

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirec
GB00B1FMH067	11,060,298	9.03%		10,411,142	93,859	8.50%	0.08%

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
10,505,001	8.58%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
The interest in 278,621 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 93,859 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,132,521 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Joanne Wall

15. Contact telephone number: 020 7051 1704

END

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	12:24 14-Feb-07
Number	2554R

RNS Number:2554R
Fiberweb Plc
14 February 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[1]: FIBERWEB PLC GB00B1FMH067

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached -

An event changing the breakdown of voting rights Yes

3. Full name of person(s) subject to the notification obligation[1]: UBS INVESTMENT BANK

4. Full name of shareholder(s) (if different from 3.)[1]: N/A

5. Date of the transaction and date on which the threshold is crossed or reached[1]: 12th February 2007

6. Date on which issuer notified: 13th February 2007

7. Threshold(s) that is/are crossed or reached: 0.00%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [1]		Resulting situation after the triggering transaction[1]				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB00B1FMH067	5,102,965	5,102,965	0	0	0	0.00%	0.00%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
-	-	-	-	-

Total (A+B)

Number of voting rights	% of voting rights
0.00	0.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
N/A

Proxy Voting:

10. Name of the proxy holder: -

11. Number of voting rights proxy holder will cease to hold: -

12. Date on which proxy holder will cease to hold voting rights: -

13. Additional information: -

14. Contact name: Angela Huff
Associate Director
UBS AG

15. Contact telephone number: 0207 568 4981

Annex to Notification Of Major Interests In Shares xvi

TO THE FSA ONLY

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	UBS INVESTMENT BANK
Contact address (registered office for legal entities)	100 LIVERPOOL STREET LONDON EC2M 2RH
Phone number	020 7568 4981
Other useful information (at least legal representative for legal persons)	ANGELA HUFF

B: Identity of the notifier, if applicable xvii

Full name	ANGELA HUFF
Contact address	100 LIVERPOOL STRE LONDON EC2M 2RH
Phone number	020 7568 4981
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	EQUITIES COMPLIANC

C: Additional information

This information is provided by RNS
The company news service from the London Stock Exchange

END

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RECEIVED

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	11:32 12-Feb-07
Number	0893R

RNS Number:0893R
Fiberweb Plc
12 February 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1): Fiberweb plc

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights N/A

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached N/A

An event changing the breakdown of voting rights N/A

Other (please specify):_RESTATEMENT OF HISTORIC INTEREST IN COMPLIANCE WITH THE FSA'S NEW DISCLOSURE AND TRANSPARENCY RULES Yes

3. Full name of person(s) subject to the notification obligation(1): Aviva plc & its subsidiaries

4. Full name of shareholder(s) (if different from 3.)(1):

Registered Holder:
BNY Norwich Union Nominees Limit 449,566*
Chase GA Group Nominees Limited 619,093*
CUIM Nominee Limited 449,794*
Vidacos Nominees Limited 23,199*
* denotes direct interest

BNP Paribas - London 284,937
Chase Nominees Limited 1,352,992
CUIM Nominee Limited 937,510
State Street Nominees Limited 396,953
Vidacos Nominees Limited 5,439,0

5. Date of the transaction (and date on which the threshold is crossed or reached if N/A

different)(1):

6. Date on which issuer notified: 09 February 2007

7. Threshold(s) that is/are crossed or reached: N/A

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction (1)		Resulting situation after the triggering transaction				
ISIN CODE	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indir
Ordinary Shares GB00B1FMH067	N/A	N/A	1,541,652	1,541,652	8,411,464	1.26%	6.87

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
9,953,116	8.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

See Section 4

Proxy Voting:

10. Name of the proxy holder: See Section 4
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information

Figures are based on a total number of voting rights of 122,440,375.

14. Contact name: Neil Whittaker
15. Contact telephone number: 01603 684420

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Contact address (registered office for legal entities)

Phone number

Other useful information (at least legal representative for legal persons)

B: Identity of the notifier, if applicable xvii

Full name

Contact address
Phone number
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)

C: Additional information

This information is provided by RNS
The company news service from the London Stock Exchange

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RECEIVED
2007 MAR 12 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	16:36 08-Feb-07
Number	9784Q

RNS Number:9784Q
Fiberweb Plc
08 February 2007

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes) N/A

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are
An event changing the breakdown of voting rights N/A

-Other (please specify):

3. Full name of person(s) subject to the notification obligation: The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.): Goldman, Sachs & Co. & Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 06 FEBRUARY 2007

6. Date on which issuer notified: 08 FEBRUARY 2007

7. Threshold(s) that is/are crossed or reached: 9 %

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
ISIN CODE	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Number of voting rights ix Indirect xi	% of voting rights Direct	% of voting rights Indirect
GB00B1FMH067	9,854,177	8.05%	-	11,015,477	44,821	9.00%	0.04%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
11,060,298	9.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 140,000 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN").

The interest in 44,821 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 10,875,477 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Joanne Wall

15. Contact telephone number: 020 7051 1704

B: Identity of the notifier, if applicable xvii

Full name	Goldman Sachs International
Contact address	Peterborough Court 133 Fleet Street London EC4A 2BB
Phone number	Joanne Wall Tel: 020 7051 1704
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GOLDMAN SACHS INTERNATIONAL IS A WHOLLY-OWNED INDIRECT SUBSIDIARY OF GOLDMAN SACHS GROUP INC

C: Additional information
N/A

This information is provided by RNS

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:17 06-Feb-07
Number	7784Q

RNS Number:7784Q
Fiberweb Plc
06 February 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   Standard Life Investments

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

   Total shares held by Vidacos Nominees 5,447,086
   Total held as a material interest 4,086,017

5. Number of shares / amount of stock acquired
   -

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)
   -

7. Number of shares / amount of stock disposed

   900,000

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   0.74%

9. Class of security

   Ordinary shares of 5p each.

10. Date of transaction

    31/01/07

11. Date listed company informed

01/02/07

12. Total holding following this notification

Material interest - 4,086,017

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.34%

14. Any additional information

-

15. Name of contact and telephone number for queries

Elaine Palmer
0208 439 8590

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor
Company Secretary

Date of notification
6 February 2007

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Notice of Results
Released	07:00 06-Feb-07
Number	7539Q

RNS Number:7539Q
Fiberweb Plc
06 February 2007

5 February 2007

Fiberweb plc

Notice of Preliminary Results

Fiberweb plc will be announcing its preliminary results for the year ended 31 December 2006 on Tuesday 27 February 2007.

- Ends-

For further information please contact:

Weber Shandwick Financial 020 7067 0700
James White

This information is provided by RNS
The company news service from the London Stock Exchange

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8235043

Company	Fiberweb Plc
TIDM	FWEB
Headline	Total Voting Rights
Released	16:33 01-Feb-07
Number	5857Q

RNS Number:5857Q
Fiberweb Plc
01 February 2007

FIBERWEB PLC (the "Company")

1 February 2007

Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, the Company would like to notify the market of the following:

The Company's capital at 31 January 2007 consists of 122,440,375 ordinary shares of 5p each with voting rights. No shares are currently held in treasury.

Therefore, the total number of voting rights in the Company is 122,440,375.

The above figure (122,440,375) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, or a change to their interest in the Company under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	10:02 01-Feb-07
Number	5325Q

RNS Number:5325Q
Fiberweb Plc
01 February 2007

TR-1(i): notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached(1): FIBERWEB PLC

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): New Exemption Trading Book (DTR 5.1.3 (4)) Yes

3. Full name of person(s) subject to the notification obligation(1): The Goldman Sachs Group, Inc.

4. Full name of shareholder(s) (if different from 3.)(1): Goldman, Sachs & Co. &

Goldman Sachs International

5. Date of the transaction (and date on which the threshold is crossed or reached if different)(1): 29 JANUARY 2007

6. Date on which issuer notified: 31 JANUARY 2007

7. Threshold(s) that is/are crossed or reached: 8 %

8. Notified details:

A: Voting rights attached to shares

Class/type of shares	Situation previous to the Triggering transaction (1)	Resulting situation after the triggering transaction(1)

if possible using the ISIN CODE	Number of Shares	Number of Voting Rights viii	Number of shares Direct	Number of voting rights ix Direct x	Indirect xi	% of voting rights Direct	Indirect
GB00B1FMH067	8,753,828	7.15%		9,760,318	93,859	7.97%	0.08%

B: Financial Instruments
Resulting situation after the triggering transaction xii

Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
9,854,177	8.05%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

The interest in 9,760,318 shares arose from a beneficial interest held by Goldman Sachs International Limited, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 93,859 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

Proxy Voting:
10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Joanne Wall

15. Contact telephone number: 020 7051 1704

Annex Notification Of Major Interests In Shares xvi

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)	The Goldman Sachs Group, Inc.
Contact address (registered office for legal entities)	85 Broad Street New York NY 10004
Phone number	Sean Rogers Email: Sean.Rogers@gs.com Tel: 020 7552 9205
Other useful information (at least legal	Juan-Pablo Urrutia

representative for legal persons)

Email:
Juan-Pablo.Urrutia@gs.com
Tel: 020 7552 0090

B: Identity of the notifier, if applicable xvii

Full name	Goldman Sachs International
Contact address	Peterborough Court 133 Fleet Street London EC4A 2BB
Phone number	Joanne Wall Tel: 020 7051 1704
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	GOLDMAN SACHS INTERNATIONAL IS A WHOLLY-OWNED INDIRECT SUBSIDIARY OF GOLDMAN SACHS GROUP INC

C: Additional information
N/A

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RECEIVED

Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:36 25-Jan-07
Number	1553Q

RNS Number:1553Q
Fiberweb Plc
25 January 2007

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please tick the appropriate box or boxes):

An acquisition or disposal of voting rights: ( )

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : (x)
Initial notification due to change of thresholds for non material interest.

3. Full name of person(s) subject to the notification obligation (iii):

Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.) (iv):

see schedule below

5. Date of the transaction and date on which the threshold is crossed or reached if different) (v):

20 January 2007

6. Date on which issuer notified:

22 January 2007

7. Threshold(s) that is/are crossed or reached:

5%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)	
	Number of shares	Number of voting Rights (viii)
GB00B1FMH067	6,265,283	6,265,283

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rig	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
GB00B1FMH067	6,265,283	6,265,283		5.11%	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
NA	NA	NA	NA	NA

Total (A+B)

Number of voting rights	% of voting rights
6,265,283	5.11%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

see schedule below

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

....

14. Contact name:

Emma Thompson

15. Contact telephone number:

020 7548 2293

Annex to Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

....

Contact address (registered office for legal entities):

....

Phone number:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal

entity subject to the notification obligation):

....

C: Additional information :

....

Notifiable Position Report for FIBERWEB PLC ORD GBP0.05
as at 19 January 2007

Percentage holdings are calculated using an issued share capital of 122,440,375 ORD GBP0.05 shares

	Registered Holder	Holding	%
Prudential plc		6,265,283	5.11
	ESMEE FAIRBAIRN FOUNDATION	138,750	
	MAGIM GIS NOM(UK)SALI	45,420	
	NORTRUST NOMINEES LTD A/C MHE01	250,000	
	NORTRUST NOMINEES LTD A/C MHF01	25,255	
	NORTRUST NOMS LTD	60,338	
	NORTRUST NOMS LTD A/C CRI01	1,537,500	
	NORTRUST NOMS LTD A/C PUF01	65,593	
	NORTRUST NOMS LTD A/C PUI01	12,147	
	NORTRUST NOMS LTD A/C PUR01	832,095	
	PRUCLT HSBC GIS NOM(UK)PAC AC	2,450,797	
	PRUCLT HSBC GIS NOM(UK)PPL AC	671,738	
	PRUCLT HSBC GIS NOM(UK)EQBF AC	20,946	
	PRUCLT HSBC GIS NOM(UK)MNBF AC	31,137	
	PRUCLT HSBC GIS NOM(UK)PENE AC	123,567	
M&G Group Limited		6,265,283	5.11
	ESMEE FAIRBAIRN FOUNDATION	138,750	
	MAGIM GIS NOM(UK)SALI	45,420	
	NORTRUST NOMINEES LTD A/C MHE01	250,000	
	NORTRUST NOMINEES LTD A/C MHF01	25,255	
	NORTRUST NOMS LTD	60,338	
	NORTRUST NOMS LTD A/C CRI01	1,537,500	
	NORTRUST NOMS LTD A/C PUF01	65,593	
	NORTRUST NOMS LTD A/C PUI01	12,147	
	NORTRUST NOMS LTD A/C PUR01	832,095	
	PRUCLT HSBC GIS NOM(UK)PAC AC	2,450,797	
	PRUCLT HSBC GIS NOM(UK)PPL AC	671,738	
	PRUCLT HSBC GIS NOM(UK)EQBF AC	20,946	
	PRUCLT HSBC GIS NOM(UK)MNBF AC	31,137	
	PRUCLT HSBC GIS NOM(UK)PENE AC	123,567	
M&G Investment Management Limited		6,240,028	5.09
	ESMEE FAIRBAIRN FOUNDATION	138,750	
	MAGIM GIS NOM(UK)SALI	45,420	
	NORTRUST NOMINEES LTD A/C MHE01	250,000	
	NORTRUST NOMS LTD	60,338	
	NORTRUST NOMS LTD A/C CRI01	1,537,500	

	NORTRUST NOMS LTD A/C PUF01	65,593	
	NORTRUST NOMS LTD A/C PUI01	12,147	
	NORTRUST NOMS LTD A/C PUR01	832,095	
	PRUCLT HSBC GIS NOM(UK)PAC AC	2,450,797	
	PRUCLT HSBC GIS NOM(UK)PPL AC	671,738	
	PRUCLT HSBC GIS NOM(UK)EQBF AC	20,946	
	PRUCLT HSBC GIS NOM(UK)MNBF AC	31,137	
	PRUCLT HSBC GIS NOM(UK)PENE AC	123,567	
M&G Limited		6,265,283	5.11
	ESMEE FAIRBAIRN FOUNDATION	138,750	
	MAGIM GIS NOM(UK)SALI	45,420	
	NORTRUST NOMINEES LTD A/C MHE01	250,000	
	NORTRUST NOMS LTD	60,338	
	NORTRUST NOMS LTD A/C CRI01	1,537,500	
	NORTRUST NOMS LTD A/C PUF01	65,593	
	NORTRUST NOMS LTD A/C PUI01	12,147	
	NORTRUST NOMS LTD A/C PUR01	832,095	
	PRUCLT HSBC GIS NOM(UK)PAC AC	2,450,797	
	PRUCLT HSBC GIS NOM(UK)PPL AC	671,738	
	PRUCLT HSBC GIS NOM(UK)EQBF AC	20,946	
	PRUCLT HSBC GIS NOM(UK)MNBF AC	31,137	
	PRUCLT HSBC GIS NOM(UK)PENE AC	123,567	

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	16:06 23-Jan-07
Number	0178Q

RECEIVED

RNS Number:0178Q
Fiberweb Plc
23 January 2007

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Fiberweb plc

2. Reason for the notification (please state Yes/No):

An acquisition or disposal of voting rights:

Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

....

An event changing the breakdown of voting rights:

....

3. Full name of person(s) subject to the notification obligation (iii):

Schroders plc

4. Full name of shareholder(s) (if different from 3.) (iv):

....

5. Date of the transaction and date on which the threshold is crossed or reached (v):

22/01/07

6. Date on which issuer notified:

22/01/07

7. Threshold(s) that is/are crossed or reached:

10% to 9%

8. Notified details:

....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
Ordinary GB 00B1FMH067	13,397,500	13,397,500

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
Ordinary GB 00B1FMH067	N/A	NA	12,225,386	N/A	12,225,386

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/ Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights
N/A				

Total (A+B)

Number of voting rights	% of voting rights
12,225,386	9.985%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited	12,165,184	9.936%
Schroder & Co Limited	60,202	0.049%

Proxy Voting:

10. Name of the proxy holder:

....

11. Number of voting rights proxy holder will cease to hold:

....

12. Date on which proxy holder will cease to hold voting rights:

....

13. Additional information:

The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name:

....

15. Contact telephone number:

....

Annex to Notification Of Major Interests In Shares (XVI)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)

Schroders Plc

Contact address (registered office for legal entities):

31 Gresham Street, London EC2V 7QA

Phone number:

0207 658 2959

Other useful information (at least legal representative for legal persons):

Christopher Melrose

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	15:53 17-Jan-07
Number	6955P

RNS Number:6955P
Fiberweb Plc
17 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   The Goldman Sachs Group Inc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Goldman Sachs International	8,724,007
Goldman Sachs Securities (Nominees) Limited	29,821

5. Number of shares / amount of stock acquired

   Not disclosed

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   Not disclosed

7. Number of shares / amount of stock disposed

   N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   N/A

9. Class of security

   Ordinary shares of 5p each

10. Date of transaction

    Not disclosed.

11. Date listed company informed

16 January 2007

12. Total holding following this notification

8,753,828

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

7.15%

14. Any additional information
-

15. Name of contact and telephone number for queries

Elaine Palmer
Tel: 0208 439 8590

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor
Company Secretary

Date of notification
17 January 2007

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Company	Fiberweb Plc
TIDM	FWEB
Headline	Holding(s) in Company
Released	16:08 16-Jan-07
Number	6196P

RNS Number:6196P
Fiberweb Plc
16 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

   Fiberweb plc

2. Name of shareholder having a major interest

   FMR Corp. and Fidelity International Limited and their direct and indirect subsidiaries.

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a nonbeneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

   Shareholder at 2 above, non-beneficial.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Northern Trust London	137,600
J P Morgan Bournemouth	95,100
State Street Bk and Tr Co Lndn	25,200
J P Morgan Bournemouth	9,525,158
Brown Bros Harrimn Ltd Lux	220,600
JP Morgan Bournemouth	106,400
JP Morgan Bournemouth	1,142,750

5. Number of shares / amount of stock acquired

   675,000

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

   0.55%

7. Number of shares / amount of stock disposed

   -

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

-

9. Class of security

Ordinary shares of 5p each.

10. Date of transaction

Not disclosed

11. Date listed company informed

16 January 2007

12. Total holding following this notification

11,252,808

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

9.19%

14. Any additional information

-

15. Name of contact and telephone number for queries

Elaine Palmer
0208 439 8590

16. Name and signature of duly authorised officer of the listed company responsible for making this notification

Lucille Dolor
Company Secretary

Date of notification
16 January 2007

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